SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of December, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco - União de Bancos Brasileiros S.A.
and Unibanco - União de Bancos Brasileiros S.A.
and Subsidiary Companies

Quarterly Financial Information
for the Quarter Ended September 30, 2003

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – SEPTEMBER 30, 2003

INDEX

Financial Statements

    7001 Management Report
    7002 Balance Sheet
    7003 Statement of Income
    7004 Statement of Changes in Stockholders' Equity
    7005 Statement of Changes in Financial Position
    7006 Consolidated Balance Sheet
    7007 Consolidated Statement of Income
    7008 Consolidated Statement of Changes in Stockholders' Equity
    7009 Consolidated Statement of Changes in Financial Position
    7010 Financial Group Balance Sheet
    7011 Financial Group Statement of Income
    7012 Financial Group Statement of Changes in Financial Position
    7013 Financial Economic Group – CONEF

Notes to the Financial Statements and Other Information

    7014 Notes to the Financial Statements

Investments in Subsidiaries and Associated Companies

    7015 Investments in Subsidiaries and Associated Companies

Funding and Investment Policies

    7016 Marketable Securities by Type and Maturity
    7017 Marketable Securities by Balance Sheet Account and Maturity
    7018 Concentration of Marketable Securities, Lending Operations Portfolio and Deposits
    7019 Maturity of Lending Operations Portfolio
    7020 Flow of Lending Operations Portfolio
    7021 Geographical Distribution of Lending Operations Portfolio and Deposits
    7022 Risk Level of Lending Operations Portfolio
    7023 Lending Operations Portfolio by Index
    7024 Credit Assignment
    7025 Lending Operations Portfolio by Amount and Risk Level
    7026 Fixed Assets
    7027 Funding by Maturity

Risk Management

    7028 Operational Limits

Complemental Statistical Information

    7029 Branches Financial Information
    7030 Taxes and Charges
    7031 Correspondent Banks Transactions
    7032 Changes on client demand accounts by check and electronic transactions

Independent Auditors' Special Review Report

    7033 Independent Auditors' Special Review Report

Other Information needed to Supervision of Activities

    7034 Provisions
    7035 Capital
    7036 Cash Dividends Paid
    7037 Changes on Capital in the Reference Period
    7038 Commitments and Guarantees
    7039 Assets and Liabilities Denominated in Foreign Currency
    7040 Comments on Performance and Prospects

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – SEPTEMBER 30, 2003

7001 - MANAGEMENT REPORT

Retail Bank

In the third quarter of 2003, 202,000 new checking accounts were opened. The total of 548,000 new bank accounts opened in 2003, is part of the goal to add 3.6 million customers over 5 years, under the ContAtiva 2 program, launched in February 2003.

Checking-account holders plus investors in savings accounts and retirees reached 5.9 million clients under the Unibanco brand by the end of September. Taking into account the customers of the consumer finance subsidiaries (Fininvest, InvestCred and Luizacred), the total client base of Unibanco Group reached 13.3 million.

Unibanco and its associated companies, Fininvest, LuizaCred, InvestCred and Tecban (Banco 24 Horas), reached 11,499 points of service at the end of September 2003: 874 branches and in-store branches (inside supermarkets and stores), 412 corporate-site branches, 110 Fininvest stores, 7,655 Fininvest points of sales (retailers), 158 LuizaCred stores, 336 InvestCred stores, and 1,954 Banco 24 Horas sites (ATMs).

Wholesale Bank

In terms of corporate issues, Unibanco Securities led a US$100 million issue for Odebrecht Overseas Ltd, maturing in March 2005 (18 months). In the local market, Unibanco coordinated a R$700 million issue for Telesp Celular, with a five-year term (renegotiable after 12 months).

In fixed income distribution, Unibanco AutoExec – launched in January 2003 – became one of the most important electronic platforms available in the marketplace for trading Brazilian sovereign and corporate bonds, receiving more than 1,600 accesses per day. At the end of the third quarter, electronic trading represented 32% of total client volume and 60% of total number of tickets, respectively. In the international market, a total of US$4.2 billion were traded during the period. In the domestic market, a total of R$101 million in corporate debt were negotiated in the secondary market during the period, further establishing Unibanco as a sole leading market maker.

In foreign exchange, Unibanco has maintained an outstanding position in export and import operations over the last few years. In the third quarter of 2003, Unibanco gained market share in the export market, as a result of Proex and pre-payment transactions amounting to roughly US$ 85 million. The bank ranked third according to the Central Bank with respect to the volume of exports-related foreign exchange transactions.

For the first nine months of 2003, Unibanco was placed 3rd in terms of BNDES (Brazilian Development Bank) onlendings, with R$664 million in disbursements. In 3Q03, total disbursements amounted to R$188 million. In the nine-month period ended September 30, 2003, Unibanco was placed second on the ranking of the Export Financing Program – BNDES exim, with disbursements of R$178 million. Currently Unibanco has 21 projects at different stages of analysis at the BNDES, representing around R$650 million in disbursements.

In Mergers and Acquisitions, Unibanco was again an advisor to Klabin; but this time in the sale of Bacell and Norcell to RGM for an aggregated value of more than US$117 million. Unibanco also advised the Macri Group in the sale of Adria for US$100 million and took part in four other transactions totaling US$50 million.

In Cash Management, some 84,000 customers used Unibanco’s cash management services, such as payment and credit in the third quarter of 2003. Cash management financial margin in the period increased 17.4% if compared to the third quarter of 2002, reaching R$277 million.

Insurance and Private Pension Plans

The insurance and private pension fund businesses posted net income of R$57 million in the third quarter of 2003 and R$204 million for the nine-month period ended September 30, 2003.

Unibanco’s insurance and pension fund companies ranked 4th in consolidated terms, according to Superintendência de Seguros Privados – SUSEP (Private Insurance Regulatory Body) and ANAPP - Associação Nacional de Previdência Privada (National Association of Private Pension Funds), with a 8.2% market share (August/2003 figures).

Unibanco AIG S.A’s technical reserves amounted to R$785 million at the end of the quarter.

According to the latest industry data, released by SUSEP as of August, Unibanco AIG Seguros maintained the top ranking in the property risks coverage, with premiums written of R$394 million. The company also maintained its leadership in D&O, extended warranties, international transportation, aviation, petrochemical risks, and risks associated with energy generation and distribution.

The combined ratio of the insurance companies in 3Q03 was 104.7% versus the projected market average of 106.0%, based on figures from SUSEP up to August 2003. The extended combined ratio, which includes financial revenues, reached 84.5% in the same period.

Unibanco AIG Seguros & Previdência announced in October 2003 a commercial agreement with Grupo Fiat, which includes acquiring the controlling interest in Phenix Seguradora S.A., a company founded in 1879 and that has been under the control of Grupo Fiat since 1998. Headquartered in the town of Nova Lima, state of Minas Gerais, Phenix has nine branches across the country and had revenues of R$73 million in the first half of 2003, mainly in the automotive, home and corporate segments.

Unibanco AIG Previdência posted net income of R$15 million in the third quarter of 2003. VGBL was launched in September 2002, and had revenues of R$65 million in the third quarter of 2003. Unibanco AIG Previdência ranked 4th in pension plan sales until August 2003, with 10.2% market share, according to the ANAPP August 2003 official data.

As for the sale of corporate pension plans, according to ANAPP’s statistics for August 2003, Unibanco AIG Previdência ranked second in terms of accumulated sales for the year, with a volume of R$502 million. The company services approximately 640,000 individual customers and 1,100 corporate clients.

In September 2003, technical reserves stood at R$2,840 million in September 2003.

Wealth Management

Unibanco Asset Management – UAM ended the nine-month period ended September 30, 2003, with R$24,336 million in assets under management, up 26.0% compared with the nine-month period ended September 30, 2002.

According to ANBID data, in September 2003, Unibanco Private Banking market share was 6% of total funds and managed portfolios in the segment.

Unibanco Pessoas (Human Resources)

In September 2003, Unibanco’s staff totaled 27,047 professionals. In the third quarter of 2003, R$4.7 million were invested on several initiatives ranging from specific training programs to MBAs in Brazil and abroad.

Unibanco expanded its Banco do Futuro (Future Bank) program, which focuses on training college students. In addition to the partnership with the University of Campinas Foundation for Development (Funcamp – Fundação de Desenvolvimento da Unicamp), an agreement was established with IBMEC, São Paulo, whereby a similar opportunity is offered to selected Economics and Business Administration undergraduates of this institution.

In August, Unibanco became the first and only institution in Latin America to be included in the “Balanced Scorecard Hall of Fame”, a title reserved for companies that stand out in the implementation of the Balanced Scorecard (BSC), known internally as PDG – Painel de Gestão. This recognition is awarded by BSCol (Balanced Scorecard Collaborative, Inc.), a company created by Robert S. Kaplan and David P. Norton, Harvard Business School PhDs.

Global Offer

In September 2003 Mizuho and Commerzbank sold, entirely and partially, respectively, their participation in Unibanco in a Global Offer in Brazil and abroad. Mizuho is no longer a shareholder of Unibanco, and Commerzbank had its participation reduced in the bank. The Units belonging to both were sold at the price of R$109.67 per thousand Units, totaling R$637 million.

Each Unit represents one Unibanco Preferred Share and one Unibanco Holdings Class “B” Preferred Share. The Units are traded in the São Paulo Stock Exchange – Bovespa (ticker UBBR11) and in the New York Stock Exchange – NYSE under the form of GDSs –Global Depositary Shares (ticker UBB). Each GDS represents 500 Units.

From the total number of Units sold, some 1.7 billion (around 30% of the deal) were distributed to non-institutional and institutional investors in Brazil, and the remaining 4.1 billion were distributed, under the form of Global Depositary Shares – GDSs, to investors abroad.

The number of Units sold represented 11.66% of the non-voting capital of Unibanco Holdings and 9.36% of Unibanco’s non-voting capital.

Mizuho and Commerzbank will maintain their commercial relationship with Unibanco, including a Japanese Desk and a German Desk.

Exchange Offer

Unibanco and Unibanco Holdings, Unibanco’s controlling company, offered to the holders of preferred shares in the Brazilian market the opportunity to convert pairs of preferred shares into Units. The Exchange Offer Auctions happened in September 22nd and October 30th, when 15.6 billion and 1.25 billion of preferred shares, respectively, were converted into Units. After the Exchange Offer, there are still 2.9 billion Unibanco preferred shares pulverized in the market (not in the form of Units), which represent 2% of Unibanco’s total capital.

From November 2003, a Conversion Program will be maintained during two years, allowing holders of Unibanco preferred shares and Unibanco Holdings preferred class “B” shares as of the date of the Exchange Offer Announcement (September 15th) to convert their pairs of preferred shares into Units.

The float of Units in the Brazilian market increased approximately 57% after conclusion of the Global and Exchange Offers. In October 2003, Units average daily trading volume was 165% higher than the third quarter of 2003 average daily volume. Units posted a 62% appreciation during the first 10 months of 2003.

Unibanco’s Shareholder Structure Before and After the Global and Exchange Offers

The figure below shows the change in Unibanco and Unibanco Holdings’ shareholders structure after the conclusion of the Global and Exchange Offers.

Social Responsibility

Throughout 2003, the Unibanco Institute maintained its projects dedicated to the community interest, among which the highlights are as follows:

  Tide of Knowledge Project (Projeto Maré do Saber): a partnership between the Unibanco Institute, the Roberto Marinho Foundation, and Viva Rio designed to reintegrate youngsters into school and to prepare them for the job market, targeting people aged 16 to 29. Currently, there are 10 tele-schoolrooms already implemented in association with communities, churches, and cooperatives.

  Junior Achievement: Unibanco’s chief educational program since 1987, offering to children and young people who are in elementary and high school, the opportunity to learn about the corporate world and also encouraging the voluntary participation of Unibanco’s employees.

  New School Project (Projeto Nova Escola): a partnership between Unibanco Institute and Victor Civita Foundation, designed to publish, over an eight-month period, collectible booklets on Environmental Education in the Nova Escola magazine, benefiting roughly 21 million students.

  Reading Circles Project (Projeto Círculos de Leitura): a partnership with Fernand Braudel World Economy Institute (Instituto Fernand Braudel de Economia Mundial) to encourage teenagers aged from 13 to 19 to read and expand their access to cultural resources.

  From the Streets to Companies: a pilot project devised by Unibanco Institute and Rio de Janeiro Municipal Labor and Income Bureau. Executed by CESOP, it benefited 50 underprivileged youths, aged 18 to 24, chosen amongst street vendors in the city of Rio de Janeiro. The youths were given specific training to join the legal job market, whether formally or informally, on a self-employed basis or through a cooperative. At the end of the project, 90% of the youths had found jobs.

  Building the Future Project: in association with Ação Comunitária do Brasil/RJ (Brazilian Community Action, Rio de Janeiro), the project aims to train low-income youths and help them enter the job market through overseen internships or opportunities in the organization or at associated institutions.

The Unibanco Institute was also involved with the following projects: the Solidary Literacy Development Program, the Preparation for Work Program, the Unibanco Institute Study Center, the Environmental Education Centers, the Citizen University, the Dr. Hélio Moreira Salles Basic Healthcare Clinic, and the “I write, you write, we change” program.

During third quarter 2003, the Moreira Salles Institute continued to pursue its line of cultural activities, focused on photography, literature, cinema, fine arts and Brazilian music. Fifteen exhibits were held in its facilities, which include four cultural centers and two galleries, resulting in more than 13 thousand visitors. As for the Unibanco cinemas (Espaços Unibanco de Cinema and Unibanco Arteplex), which offer 43 movie theaters spread out over six cities, under the coordination of the Institute, the total public reached 800,000 people.

Furthermore, the Moreira Salles Institute expanded its music collection through the acquisition of the files of composer and performer Ernesto Nazareth (1863-1934) as well as of singer Elizeth Cardoso (1920-1990), consisting of recordings, musical arrangements, scores, photographs and documents. In the literary field, the Institute’s collection now includes the “euclidiana” of professor and essayist Roberto Ventura, which consists of books by and about Euclides da Cunha. Yet another item that stands out is the publication of the Cadernos de Literatura Brasileira – Millôr Fernandes (Brazilian Literature Notebooks by Millor Fernandes) and of the book Cartas do pai – De Alceu Amoroso Lima para sua filha madre Maria Teresa (Letters from the father – From Alceu Amoroso Lima to his daughter sister Maria Teresa).

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – SEPTEMBER 30, 2003
Amounts expressed in thousands of Reais

7002 - BALANCE SHEET

CODE	DESCRIPTION	September 30, 2003

10.0.0.00.00.00	TOTAL ASSETS	59,575,406.89
10.1.0.00.00.00	CURRENT ASSETS	38,511,201.26
10.1.1.00.00.00	CASH AND DUE FROM BANKS	695,150.51
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	12,685,064.28
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	9,264,545.90
10.1.2.22.00.00	Interbank Deposits	3,420,518.38
10.1.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	5,404,326.67
10.1.3.10.00.00	Own Portfolio	3,484,585.64
10.1.3.20.00.00	Subject to Repurchase Commitments	175,663.43
10.1.3.70.00.00	Pledged with Brazilian Central Bank	911,798.20
10.1.3.40.00.00	Pledged under Guarantees Rendered	520,392.63
10.1.3.85.00.00	Derivative Financial Instruments	311,886.77
10.1.4.00.00.00	INTERBANK ACCOUNTS	4,016,858.99
10.1.4.10.00.00	Payments and Receipts Pending Settlement	619,247.41
10.1.4.20.00.00	Compulsory Deposits	3,395,149.57
10.1.4.20.10.00	Brazilian Central Bank	3,390,318.85
10.1.4.20.40.00	National Housing System - SFH	4,830.72
10.1.4.80.00.00	Correspondent Banks	2,462.01
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	6,521.01
10.1.5.10.00.00	Third-party Funds in Transit	24.41
10.1.5.20.00.00	Internal Transfers of Funds	6,496.60
10.1.6.00.00.00	LENDING OPERATIONS	11,189,448.19
10.1.6.10.00.00	Lending Operations	11,901,232.43
10.1.6.10.10.00	Public Sector	34,362.86
10.1.6.10.20.00	Private Sector	11,866,869.57
10.1.6.90.00.00	Allowance for Lending Losses	(711,784.24)
10.1.8.00.00.00	OTHER CREDITS	4,365,261.73
10.1.8.20.00.00	Foreign Exchange Portfolio	3,164,433.11
10.1.8.30.00.00	Income Receivable	221,001.99
10.1.8.40.00.00	Negotiation and Intermediation of Securities	49,674.72
10.1.8.70.00.00	Sundry	959,173.27
10.1.8.90.00.00	Allowance for Other Credits Losses	(29,021.36)
10.1.9.00.00.00	OTHER ASSETS	148,569.88
10.1.9.40.00.00	Other Assets	85,849.46
10.1.9.70.00.00	Allowance for Other Assets Losses	(23,288.88)
10.1.9.90.00.00	Prepaid Expenses	86,009.30

CODE	DESCRIPTION	September 30, 2003

10.2.0.00.00.00	LONG-TERM ASSETS	14,747,295.57
10.2.2.00.00.00	INTERBANK INVESTMENTS	392,476.74
10.2.2.22.00.00	Interbank Deposits	392,476.74
10.2.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	5,346,383.27
10.2.3.10.00.00	Own Portfolio	2,624,857.47
10.2.3.20.00.00	Subject to Repurchase Commitments	541,003.27
10.2.3.70.00.00	Pledged with Brazilian Central Bank	1,673,146.91
10.2.3.40.00.00	Pledged under Guarantees Rendered	258,921.34
10.2.3.85.00.00	Derivative Financial Instruments	248,454.28
10.2.4.00.00.00	INTERBANK ACCOUNTS	64,060.32
10.2.4.20.00.00	Compulsory Deposits	64,060.32
10.2.4.20.40.00	National Housing System - SFH	64,060.32
10.2.6.00.00.00	LENDING OPERATIONS	6,406,439.17
10.2.6.10.00.00	Lending Operations	6,651,591.88
10.2.6.10.10.00	Public Sector	247,017.10
10.2.6.10.20.00	Private Sector	6,404,574.78
10.2.6.90.00.00	Allowance for Lending Losses	(245,152.71)
10.2.8.00.00.00	OTHER CREDITS	2,520,557.25
10.2.8.10.00.00	Receivables on Guarantees Honored	5,814.26
10.2.8.20.00.00	Foreign Exchange Portfolio	10,936.52
10.2.8.30.00.00	Income Receivable	2,952.13
10.2.8.70.00.00	Sundry	2,503,028.60
10.2.8.90.00.00	Allowance for Other Credits Losses	(2,174.26)
10.2.9.00.00.00	OTHER ASSETS	17,378.82
10.2.9.90.00.00	Prepaid Expenses	17,378.82
10.3.0.00.00.00	PERMANENT ASSETS	6,316,910.06
10.3.1.00.00.00	INVESTMENTS	5,540,064.38
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	5,509,920.31
10.3.1.20.10.00	Local	4,128,885.00
10.3.1.20.20.00	Foreign	1,381,035.31
10.3.1.50.00.00	Other Investments	55,652.63
10.3.1.90.00.00	Allowance for Losses	(25,508.56)
10.3.2.00.00.00	FIXED ASSETS	357,914.74
10.3.2.30.00.00	Land and buildings in use	146,215.72
10.3.2.40.00.00	Other Fixed Assets	719,269.42
10.3.2.90.00.00	Accumulated Depreciation	(507,570.40)
10.3.4.00.00.00	DEFERRED CHARGES	418,930.94
10.3.4.10.00.00	Organization and Expansion Costs	791,081.01
10.3.4.90.00.00	Accumulated Amortization	(372,150.07)

CODE	DESCRIPTION	September 30, 2003

40.0.0.00.00.00	TOTAL LIABILITIES	59,575,406.89
40.1.0.00.00.00	CURRENT LIABILITIES	34,672,496.43
40.1.1.00.00.00	DEPOSITS	15,723,404.38
40.1.1.10.00.00	Demand Deposits	2,026,593.59
40.1.1.20.00.00	Savings Deposits	5,156,486.74
40.1.1.30.00.00	Interbank Deposits	1,083,753.22
40.1.1.40.00.00	Time Deposits	7,456,570.83
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	7,404,319.26
40.1.2.10.00.00	Own Portfolio	676,052.59
40.1.2.20.00.00	Third Parties Portfolio	6,706,383.61
40.1.2.30.00.00	Unrestricted Portfolio	21,883.06
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	2,915,245.12
40.1.3.30.00.00	Mortgage Notes	746,317.70
40.1.3.50.00.00	Securities Abroad	2,168,927.42
40.1.4.00.00.00	INTERBANK ACCOUNTS	525,902.78
40.1.4.10.00.00	Receipts and Payments Pending Settlement	492,369.44
40.1.4.40.00.00	Correspondent Banks	33,533.34
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	395,175.97
40.1.5.10.00.00	Third-Party Funds in Transit	393,804.67
40.1.5.20.00.00	Internal Transfer of Funds	1,371.30
40.1.6.00.00.00	BORROWINGS	3,391,451.45
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	358.01
40.1.6.30.00.00	Foreign Borrowings	3,391,093.44
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,447,663.61
40.1.7.10.00.00	National Treasury	7,252.56
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	749,954.94
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	625,944.78
40.1.7.90.00.00	Other Institutions	64,511.33
40.1.8.00.00.00	FOREIGN ONLENDINGS	33,331.58
40.1.8.10.00.02	Foreign Onlendings	33,331.58
40.1.9.00.00.00	OTHER LIABILITIES	2,836,002.28
40.1.9.10.00.00	Collection of Taxes and Social Contributions	191,595.43
40.1.9.20.00.00	Foreign Exchange Portfolio	1,377,252.06
40.1.9.30.00.00	Social and Statutory	149,292.60
40.1.9.40.00.00	Taxes and Social Security	156,270.63
40.1.9.50.00.00	Negotiation and Intermediation of Securities	19,852.65
40.1.9.85.00.00	Subordinated Debit	22,991.32
40.1.9.87.00.00	Derivative Financial Instruments	83,947.41
40.1.9.90.00.00	Sundry	834,800.18

CODE	DESCRIPTION	September 30, 2003

40.2.0.00.00.00	LONG-TERM LIABILITIES	17,865,060.71
40.2.1.00.00.00	DEPOSITS	9,708,082.98
40.2.1.30.00.00	Interbank Deposits	401,393.98
40.2.1.40.00.00	Time Deposits	9,306,689.00
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	725,819.62
40.2.3.30.00.00	Mortgage Notes	27,412.68
40.2.3.50.00.00	Securities Abroad	698,406.94
40.2.6.00.00.00	BORROWINGS	396,059.67
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	923.66
40.2.6.30.00.00	Foreign Borrowings	395,136.01
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,222,028.01
40.2.7.10.00.00	National Treasury	70,378.69
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	2,291,708.98
40.2.7.40.00.00	CEF (Federal Savings and Loans Bank)	20,604.55
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	839,335.79
40.2.8.00.00.00	FOREIGN ONLENDINGS	231,424.94
40.2.8.10.00.00	Foreign Onlendings	231,424.94
40.2.9.00.00.00	OTHER LIABILITIES	3,581,645.49
40.2.9.20.00.00	Foreign Exchange Portfolio	1,520.87
40.2.9.40.00.00	Taxes and Social Security	190,852.66
40.2.9.85.00.00	Subordinated Debt	847,424.87
40.2.9.87.00.00	Derivative Financial Instruments	157,843.00
40.2.9.90.00.00	Sundry	2,384,004.09
40.5.0.00.00.00	DEFERRED INCOME	14,573.53
40.5.1.00.00.00	Deferred Income	14,573.53
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	7,023,276.22
40.6.1.00.00.00	Capital	3,690,601.81
40.6.1.10.00.00	Local Residents	2,594,066.75
40.6.1.20.00.00	Foreign Residents	1,096,535.06
40.6.4.00.00.00	Capital Reserves	158,275.88
40.6.5.00.00.00	Revaluation Reserves	8,130.22
40.6.6.00.00.00	Revenue Reserves	3,319,559.06
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and Derivative Financial Instruments	(159,342.42)
40.6.8.00.00.00	Retained earnings (+/-)	138,174.95
40.6.9.00.00.00	Treasury Stocks	(132,123.28)

7003 - STATEMENT OF INCOME

CODE	DESCRIPTION	From July 1, 2003 to September 30, 2003	From January 1, 2003 to September 30, 2003

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	2,534,388.12	6,924,820.88
10.1.1.10.10.11	Lending Operations	1,305,985.27	3,494,983.52
10.1.1.10.10.15	Marketable Securities	1,094,699.63	2,035,422.50
10.1.1.10.10.16	Derivative Financial Instruments	(26,647.91)	864,425.78
10.1.1.10.10.17	Foreign Exchange Transactions	30,571.08	114,941.28
10.1.1.10.10.19	Compulsory Deposits	129,780.05	415,047.80
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(1,968,654.60)	(4,459,206.13)
10.1.1.10.20.12	Deposits and Securities Sold	(1,568,871.57)	(3,614,296.39)
10.1.1.10.20.14	Borrowings and Onlendings	(199,501.89)	(345,694.92)
10.1.1.10.20.20	Provision for Lending, Leasing and Other Credits Losses	(200,281.14)	(499,214.82)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	565,733.52	2,465,614.75
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(292,214.58)	(1,330,681.18)
10.1.1.20.21.00	Services Rendered	342,786.83	1,028,936.95
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(362,752.48)	(952,223.73)
10.1.1.20.24.00	Other Administrative Expenses	(383,769.75)	(1,140,494.36)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(67,376.02)	(210,178.69)
10.1.1.20.23.00	Equity in Results of Subsidiary and Associated Companies	275,051.80	727,032.97
10.1.1.20.25.00	Other Operating Income	26,452.38	218,720.59
10.1.1.20.32.00	Other Operating Expenses	(122,607.34)	(1,002,474.91)
10.1.1.00.00.00	OPERATING INCOME	273,518.94	1,134,933.57
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(7,100.96)	(3,929.48)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	266,417.98	1,131,004.09
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	45,467.91	(260,464.98)
10.2.1.00.00.00	Provision for Income Tax	30,278.04	(36,536.59)
10.2.2.00.00.00	Provision for Social Contribution (+/-)	24,799.56	-
10.2.3.00.00.00	Deferred Tax Asset	(9,609.69)	(223,928.39)
10.3.0.00.00.00	PROFIT SHARING	(41,776.38)	(109,618.01)
10.0.0.00.00.00	NET INCOME	270,109.51	760,921.10
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(132,000.00)	(327,746.87)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000001962842226	0.000005529490856

7004 - STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

				REVALUATION	REVENUE RESERVES		UNREALIZED GAINS AND LOSSES - MARKETABLE SECURITIES AND
			CAPITAL	RESERVE ON			FINANCIAL	RETAINED	TREASURY
CODE		CAPITAL	RESERVE	SUBSIDIARIES	LEGAL	STATUTORY	INSTRUMENTS	EARNINGS	STOCKS	TOTAL

00.0.1.01.00.00	AT JUNE 30, 2003	3,690,601.81	158,275.88	-	298,872.57	3,020,686.49	(189,357.69)	-	(132,123.28)	6,846,955.78
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS	-	-	-	-	-	-	65.44	-	65.44
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS -MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	30,015,27	-	-	30,015,27
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.15.00.00	REVALUATION RESERVE IN SUBSIARIES/ASSOCIATED COMPANIES	-	-	8,130.22	-	-	-	-	-	8,130.22
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	270,109.51	-	270,109.51
00.0.1.19.00.00	DESTINATIONS:
00.0.1.23.00.00	INTEREST ON OWN CAPITAL	-	-	-	-	-	-	(132,000.00)	-	(132,000.00)
00.0.1.00.00.00	AT SEPTEMBER 30, 2003	3,690,601.81	158,275.88	8,130.22	298,872.57	3,020,686.49	(159,342.42)	138,174.95	(132,123.28)	7,023,276.22
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	-	8,130.22	-	-	30,015.27	138,174.95	-	176,320.44
00.0.6.00.00.0	INTEREST ON OWN CAPITAL PER SHARE	-	-	-	-	-	-	-	-	0.000000959222701

7005 - STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From July 1, 2003 to September 2003

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	5,099,242.80
10.1.0.00.00.00	NET INCOME FOR THE PERIOD	52,083.16
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	2,475.27
10.5.0.00.00.00	THIRD PARTY FUNDS	5,044,684.37
10.5.1.00.00.00	Increase in Liabilities	3,230,084.85
10.5.1.01.00.00	Deposits	1,220,445.07
10.5.1.02.00.00	Securities sold under repurchase agreements	1,940,269.41
10.5.1.05.00.00	Mortgage notes	69,370.37
10.5.2.00.00.00	Decrease in Assets	1,758,847.30
10.5.2.02.00.00	Marketable Securities and Derivative Financial Instruments	871,996.04
10.5.2.03.00.00	Interbank and interdepartmental accounts	737,297.21
10.5.2.05.00.00	Leasing Operations	144,493.40
10.5.2.07.00.00	Other Assets	5,060.65
10.5.3.00.00.00	Sale of Assets and Investments	28,297.22
10.5.3.01.00.00	Investments	17,202.22
10.5.3.02.00.00	Foreclosed Assets	9,749.00
10.5.3.03.00.00	Fixed Assets	1,346.00
10.5.4.00.00.00	Dividends and Interest on Own Capital Received from Subsidiary Companies	27,455.00
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	5,012,469.30
20.2.0.00.00.00	Dividends and Interest on Own Capital Proposed	132,000.00
20.4.0.00.00.00	INVESTMENTS IN	45,872.67
20.4.2.00.00.00	Foreclosed Assets	9,922.00
20.4.3.00.00.00	Fixed Assets	10,822.39
20.4.5.00.00.00	Investments	25,128.28
20.5.0.00.00.00	DEFERRED CHARGES	22,110.00
20.6.0.00.00.00	INCREASE IN ASSETS	2,917,020.63
20.6.1.00.00.00	Marketable Securities	2,304,787.68
20.6.6.00.00.0	Other Credits	612,232.95
20.7.0.00.00.00	DECREASE IN LIABILITIES	1,895,466.00
20.7.7.00.00.00	Interbank and Interdepartmental accounts	361,598.30
20.7.8.00.00.00	Borrowings and Onlendings in Brazil - Governmental Agencies	707,458.11
20.7.9.00.00.00	Other Liabilities	826,409.59
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (10.0.0.00.00.00 – 20.0.0.00.00.00)	86,773.50

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	608,377.01
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	695,150.51
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (= 30.0.0.00.00.00)	86,773.50

7006 - CONSOLIDATED BALANCE SHEET

CODE	DESCRIPTION	September 30, 2003

10.0.0.00.00.00	TOTAL ASSETS	68,065,898.60
10.1.0.00.00.00	CURRENT ASSETS	47,072,770.10
10.1.1.00.00.00	CASH AND DUE FROM BANKS	855,256.46
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	10,872,912.82
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	8,959,325.75
10.1.2.22.00.00	Interbank Deposits	1,913,587.05
10.1.2.26.00.00	Savings Deposits	0.02
10.1.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	9,743,825.45
10.1.3.10.00.00	Own Portfolio	7,272,984.42
10.1.3.20.00.00	Subject to Repurchase Commitments	369,920.92
10.1.3.70.00.00	Pledged with Brazilian Central Bank	1,028,839.29
10.1.3.40.00.00	Pledged under Guarantees Rendered	817,857.09
10.1.3.85.00.00	Derivative Financial Instruments	254,223.73
10.1.4.00.00.00	INTERBANK ACCOUNTS	4,253,171.59
10.1.4.10.00.00	Payments and Receipts Pending Settlement	644,481.31
10.1.4.20.00.00	Compulsory Deposits	3,602,016.14
10.1.4.20.10.00	Brazilian Central Bank	3,597,185.42
10.1.4.20.40.00	National Housing System - SFH	4,830.72
10.1.4.80.00.00	Correspondent Banks	6,674.14
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	6,878.25
10.1.5.10.00.00	Third-party Funds in Transit	380.32
10.1.5.20.00.00	Internal Transfers of Funds	6,497.93
10.1.6.00.00.00	LENDING OPERATIONS	14,842,129.47
10.1.6.10.00.00	Lending Operations	16,066,502.04
10.1.6.10.10.00	Public Sector	34,362.86
10.1.6.10.20.00	Private Sector	16,032,139.18
10.1.6.90.00.00	Allowance for Lending Losses	(1,224,372.57)
10.1.7.00.00.00	LEASING OPERATIONS	249,855.71
10.1.7.10.00.00	Leasing Operations	500,874.76
10.1.7.80.00.00	Unearned Leasing Income	(243,761.40)
10.1.7.90.00.00	Allowance for Leasing Losses	(7,257.65)
10.1.8.00.00.00	OTHER CREDITS	5,906,698.57
10.1.8.20.00.00	Foreign Exchange Portfolio	3,164,433.11
10.1.8.30.00.00	Income Receivable	122,355.90
10.1.8.40.00.00	Negotiation and Intermediation of Securities	272,148.85
10.1.8.70.00.00	Sundry	2,378,433.91
10.1.8.90.00.00	Allowance for Other Credits Losses	(30,673.20)
10.1.9.00.00.00	OTHER ASSETS	342,041.78
10.1.9.40.00.00	Other Assets	204,968.84
10.1.9.70.00.00	Allowance for Other Assets Losses	(61,972.37)
10.1.9.90.00.00	Prepaid Expenses	199,045.31

CODE	DESCRIPTION	September 30, 2003

10.2.0.00.00.00	LONG-TERM ASSETS	17,718,477.51
10.2.2.00.00.00	INTERBANK INVESTMENTS	41,682.35
10.2.2.22.00.00	Interbank Deposits	41,682.35
10.2.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	6,018,157.73
10.2.3.10.00.00	Own Portfolio	3,134,182.18
10.2.3.20.00.00	Subject to Repurchase Commitments	662,244.61
10.2.3.70.00.00	Pledged with Brazilian Central Bank	1,688,432.86
10.2.3.40.00.00	Pledged under Guarantees Rendered	304,484.40
10.2.3.85.00.00	Derivative Financial Instruments	228,813.68
10.2.4.00.00.00	INTERBANK ACCOUNTS	64,060.32
10.2.4.20.00.00	Compulsory Deposits	64,060.32
10.2.6.00.00.00	LENDING OPERATIONS	6,889,422.15
10.2.6.10.00.00	Lending Operations	7,150,578.15
10.2.6.10.10.00	Public Sector	247,017.10
10.2.6.10.20.00	Private Sector	6,903,561.05
10.2.6.90.00.00	Allowance for Lending Losses	(261,156.00)
10.2.7.00.00.00	LEASING OPERATIONS	195,152.28
10.2.7.10.00.00	Leasing Operations	449,910.74
10.2.7.10.20.00	Private Sector	449,910.74
10.2.7.80.00.00	Unearned Leasing Income	(248,737.27)
10.2.7.90.00.00	Allowance for Leasing Losses	(6,021.19)
10.2.8.00.00.00	OTHER CREDITS	4,471,608.57
10.2.8.10.00.00	Receivables on Guarantees Honored	5,814.26
10.2.8.20.00.00	Foreign Exchange Portfolio	10,936.52
10.2.8.30.00.00	Income Receivable	2,952.13
10.2.8.40.00.00	Negotiation and Intermediation of Securities	1,588.73
10.2.8.70.00.00	Sundry	4,457,429.46
10.2.8.90.00.00	Allowance for Other Credits Losses	(7,112.53)
10.2.9.00.00.00	OTHER ASSETS	38,394.11
10.2.9.90.00.00	Prepaid Expenses	38,394.11
10.3.0.00.00.00	PERMANENT ASSETS	3,274,650.99
10.3.1.00.00.00	INVESTMENTS	1,594,282.41
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	1,438,265.29
10.3.1.20.10.00	Local	1,435,585.46
10.3.1.20.20.00	Foreign	2,679.83
10.3.1.50.00.00	Other Investments	220,981.06
10.3.1.90.00.00	Allowance for Losses	(64,963.94)
10.3.2.00.00.00	FIXED ASSETS	1,011,926.95
10.3.2.30.00.00	Land and buildings in use	680,634.11
10.3.2.40.00.00	Other Fixed Assets	1,258,519.29
10.3.2.90.00.00	Accumulated Depreciation	(927,226.45)
10.3.4.00.00.00	DEFERRED CHARGES	668,441.63
10.3.4.10.00.00	Organization and Expansion Costs	1,223,898.96
10.3.4.90.00.00	Accumulated Amortization	(555,457.33)

CODE	DESCRIPTION	September 30, 2003

40.0.0.00.00.00	TOTAL LIABILITIES	68,065,898.60
40.1.0.00.00.00	CURRENT LIABILITIES	38,825,298.74
40.1.1.00.00.00	DEPOSITS	16,225,349.99
40.1.1.10.00.00	Demand Deposits	2,307,630.94
40.1.1.20.00.00	Savings Deposits	5,508,894.77
40.1.1.30.00.00	Interbank Deposits	191,868.98
40.1.1.40.00.00	Time Deposits	8,216,955.30
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	7,341,633.98
40.1.2.10.00.00	Own Portfolio	715,456.61
40.1.2.20.00.00	Third Parties Portfolio	6,626,177.37
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	2,889,968.64
40.1.3.30.00.00	Mortgage Notes	759,768.83
40.1.3.50.00.00	Securities Abroad	2,130,199.81
40.1.4.00.00.00	INTERBANK ACCOUNTS	557,103.47
40.1.4.10.00.00	Receipts and Payments Pending Settlement	539,037.05
40.1.4.40.00.00	Correspondent Banks	18,066.42
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	395,911.09
40.1.5.10.00.00	Third-Party Funds in Transit	394,350.31
40.1.5.20.00.00	Internal Transfer of Funds	1,560.78
40.1.6.00.00.00	BORROWINGS	3,454,518.16
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	358.01
40.1.6.20.00.00	Borrowings in Brazil - Other Institutions	226,435.25
40.1.6.30.00.00	Foreign Borrowings	3,227,724.90
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,682,923.46
40.1.7.10.00.00	National Treasury	7,252.56
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	749,954.93
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	64,511.33
40.1.7.90.00.00	Other Institutions	861,204.64
40.1.8.00.00.00	FOREIGN ONLENDINGS	33,331.58
40.1.8.10.00.00	Foreign Onlendings	33,331.58
40.1.9.00.00.00	OTHER LIABILITIES	6,244,558.37
40.1.9.10.00.00	Collection of Taxes and Social Contributions	193,411.31
40.1.9.20.00.00	Foreign Exchange Portfolio	1,377,252.06
40.1.9.30.00.00	Social and Statutory	172,233.59
40.1.9.40.00.00	Taxes and Social Security	476,798.92
40.1.9.50.00.00	Negotiation and Intermediation of Securities	363,240.06
40.1.9.85.00.00	Subordinated Debt	22,952.50
40.1.9.87.00.00	Derivative Financial Instruments	60,600.56
40.1.9.90.00.00	Sundry	3,578,069.37

CODE	DESCRIPTION	September 30, 2003

40.2.0.00.00.00	LONG-TERM LIABILITIES	21,329,854.71
40.2.1.00.00.00	DEPOSITS	8,760,534.68
40.2.1.30.00.00	Interbank Deposits	27,929.36
40.2.1.40.00.00	Time Deposits	8,732,605.32
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	992,641.27
40.2.3.30.00.00	Mortgage Notes	27,412.68
40.2.3.50.00.00	Securities Abroad	965,228.59
40.2.6.00.00.00	BORROWINGS	384,004.00
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	923.66
40.2.6.20.00.00	Borrowings in Brazil – Other Institutions	0.46
40.2.6.30.00.00	Foreign Borrowings	383,079.88
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,503,647.67
40.2.7.10.00.00	National Treasury	70,378.70
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	2,291,708.98
40.2.7.40.00.00	CEF (Federal Savings and Loans Bank)	20,604.55
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,120,955.44
40.2.8.00.00.00	FOREIGN ONLENDINGS	231,424.94
40.1.8.10.00.00	Foreign Onlendings	231,424.94
40.2.9.00.00.00	OTHER LIABILITIES	7,457,602.15
40.2.9.20.00.00	Foreign Exchange Portfolio	1,520.87
40.2.9.40.00.00	Taxes and Social Security	759,344.54
40.2.9.85.00.00	Subordinated Debt	846,430.91
40.2.9.87.00.00	Derivative Financial Instruments	152,190.78
40.2.9.90.00.00	Sundry	5,698,115.05
40.5.0.00.00.00	DEFERRED INCOME	74,971.65
40.5.1.00.00.00	Deferred Income	74,971.65
40.9.0.00.00.00	MINORITY INTEREST	812,497.28
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	7,023,276.22
40.6.1.00.00.00	Capital	3,690,601.81
40.6.1.10.00.00	Local Residents	2,594,066.75
40.6.1.20.00.00	Foreign Residents	1,096,535.06
40.6.4.00.00.00	Capital Reserves	158,275.88
40.6.5.00.00.00	Revaluation Reserves	8,130.22
40.6.6.00.00.00	Revenue Reserves	3,319,559.06
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(159,342.42)
40.6.8.00.00.00	Retained Earnings (+/-)	138,174.95
40.6.9.00.00.00	Treasury Stocks	(132,123.28)

7007 - CONSOLIDATED STATEMENT OF INCOME

CODE	DESCRIPTION	From July 1, 2003 to September 30, 2003	From January 1, 2003 to September 30, 2003

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	3,447,530.12	9,017,898.58
10.1.1.10.10.11	Lending Operations	2,072,471.78	5,648,254.86
10.1.1.10.10.13	Leasing Operations	20,580.58	60,921.57
10.1.1.10.10.15	Marketable Securities	1,234,874.57	2,207,420.04
10.1.1.10.10.16	Derivative Financial Instruments	(43,790.72)	556,479.37
10.1.1.10.10.17	Foreign Exchange Transactions	33,068.17	128,126.27
10.1.1.10.10.19	Compulsory Deposits	130,325.74	416,696.47
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(2,209,190.21)	(4,714,253.05)
10.1.1.10.20.12	Deposits and Securities Sold	(1,566,247.14)	(3,123,504.96)
10.1.1.10.20.14	Borrowings and Onlendings	(227,208.56)	(478,345.45)
10.1.1.10.20.20	Provision for Lending, Leasing and Other Credits Losses	(415,734.51)	(1,112,402.64)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,238,339.91	4,303,645.53
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(810,454.08)	(2,852,280.13)
10.1.1.20.21.00	Services Rendered	701,777.53	2,053,127.53
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(490,922.70)	(1,312,290.39)
10.1.1.20.24.00	Other Administrative Expenses	(690,286.29)	(2,029,713.43)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(157,095.24)	(478,131.36)
10.1.1.20.23.00	Equity in Results of Subsidiary and Associated Companies	(4,317.60)	544.38
10.1.1.20.25.00	Other Operating Income	704,455.06	2,534,156.29
10.1.1.20.32.00	Other Operating Expenses	(874,064.84)	(3,619,973.15)
10.1.1.00.00.00	OPERATING INCOME	427,885.83	1,451,365.40
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(6,811.92)	8,968.27
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	421,073.91	1,460,333.67
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(55,959.20)	(427,103.45)
10.2.1.00.00.00	Provision for income tax	(10,745.61)	(162,487.39)
10.2.2.00.00.00	Provision for social contribution	(7,952.08)	(61,985.03)
10.2.3.00.00.00	Deferred tax asset	(37,261.51)	(202,631.03)
10.3.0.00.00.00	PROFIT SHARING	(58,972.59)	(160,451.80)
40.0.0.00.00.00	MINORITY INTEREST	(36,032.61)	(111,857.32)
10.0.0.00.00.00	NET INCOME	306,142.12	872,778.42
20.0.0.00.00.00	INTEREST ON OWN CAPITAL (-)	(132,000.00)	(327,746.87)
30.0.0.00.00.00	NET INCOME PER SHARE	0.000001962842226	0.000005529490856

7008 - CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

					REVENUE RESERVES		UNREALIZED GAINS AND LOSSES - MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
CODE		CAPITAL	CAPITAL RESERVE	REVALUATION RESERVE ON SUBSIDIARIES	LEGAL	STATUTORY		RETAINED EARNINGS	TREASURY STOCKS	TOTAL

00.0.1.01.00.00	AT JUNE 30, 2003	3,690,601.81	158,275.88	-	298,872.57	3,020,686.49	(189,357.69)	-	(132,123.28)	6,846,955.78
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS UNREALIZED GAINS AND LOSSES ADJUSTMENTS - MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL	-	-	-	-	-	-	65.44	-	65.44
00.0.1.25.00.00	INSTRUMENTS	-	-	-	-	-	30,015,27	-	-	30,015,27
00.0.1.06.00.00	OTHER EVENTS: REVALUATION RESERVE IN SUBSIARIES/ASSOCIATED
00.0.1.15.00.00	COMPANIES	-	-	8,130.22	-	-	-	-	-	8,130.22
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	270,109.51	-	270,109.51
00.0.1.19.00.00	DESTINATIONS: INTEREST ON OWN
00.0.1.23.00.00	CAPITAL	-	-	-	-	-	-	(132,000.00)	-	(132,000.00)
00.0.1.00.00.00	AT SEPTEMBER 30, 2003	3,690,601.81	158,275.88	8,130.22	298,872.57	3,020,686.49	(159,342.42)	138,174.95	(132,123.28)	7,023,276.22
00.0.2.00.00.00	CHANGES IN THE PERIOD INTEREST ON OWN CAPITAL	-	-	8,130.22	-	-	30,015.27	138,174.95	-	176,320.44

00.0.6.00.00.0	PER SHARE	-	-	-	-	-	-	-	-	0.000000959222701

7009 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From July 1, 2003 to September 30, 2003
10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	4,812,429.67
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	400,098.11
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	1,566.85
10.5.0.00.00.00	THIRD PARTY FUNDS	4,410,764.71
10.5.1.00.00.00	Increase in Liabilities	3,099,555.11
10.5.1.01.00.00	Deposits	1,007,951.00
10.5.1.02.00.00	Securities sold under repurchase agreements	2,022,911.43
10.5.1.04.00.00	Real State Notes	68,692.68
10.5.2.00.00.00	Decrease in Assets	1,257,750.11
10.5.2.02.00.00	Marketable Securities	593,633.67
10.5.2.03.00.00	Interbank and Interdepartmental Accounts	657,881.09
10.5.2.07.00.00	Other Assets	6,235.35
10.5.3.00.00.00	Sale of Assets and Investments	46,411.49
10.5.3.02.00.00	Foreclosed Assets	17,092.00
10.5.3.03.00.00	Fixed Assets	28,400.66
10.5.3.05.00.00	Investments	918.83
10.5.4.00.00.00	Dividends received from subsidiary and associated companies	7,048.00
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	4,754,001.62
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED / DISTRIBUTED	132,000.00
20.4.0.00.00.00	INVESTMENTS IN	109,122.65
20.4.1.00.00.00	Investments	917.00
20.4.2.00.00.00	Foreclosed Assets	14,836.00
20.4.3.00.00.00	Fixed Assets	83,606.00
20.4.5.00.00.00	Investments	9,763.65
20.5.0.00.00.00	DEFERRED CHARGES	47,237.29
20.6.0.00.00.00	INCREASE IN ASSETS	3,163,031.79
20.6.1.00.00.00	Interbank Deposits	2,584,374.25
20.6.4.00.00.00	Lending Operations	182,026.24
20.6.5.00.00.00	Leasing operations	6,462.52
20.6.6.00.00.00	Others Assets	390,168.78
20.7.0.00.00.00	DECREASE IN LIABILITIES	1,302,609.89
20.7.7.00.00.00	Interbank and Interdepartmental Accounts	361,500.62
20.7.8.00.00.00	Borrowings and Onlendings in Brazil - Governmental Agencies	641,806.03
20.7.9.00.00.00	Other Liabilities	299,303.24
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (10.0.0.00.00.00 – 20.0.0.00.00.00)	58,428.05
50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	796,828.41
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	855,256.46
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (= 30.0.0.00.00.00)	58,428.05

7010 - FINANCIAL GROUP BALANCE SHEET

CODE	DESCRIPTION	September 30, 2003

10.0.0.00.00.00	TOTAL ASSETS	62,692,084.44
10.1.0.00.00.00	CURRENT ASSETS	42,073,538.01
10.1.1.00.00.00	CASH AND DUE FROM BANKS	804,957.69
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	10,618,826.71
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	8,959,325.75
10.1.2.22.00.00	Interbank Deposits	1,659,500.96
10.1.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE
	FINANCIAL INSTRUMENTS	6,281,528.07
10.1.3.10.00.00	Own Portfolio	3,786,871.89
10.1.3.20.00.00	Subject to Repurchase Commitments	369,920.92
10.1.3.70.00.00	Pledged with Brazilian Central Bank	1,033,290.72
10.1.3.40.00.00	Pledged under Guarantees Rendered	817,857.09
10.1.3.85.00.00	Derivative Financial Instruments	273,587.45
10.1.4.00.00.00	INTERBANK ACCOUNTS	4,251,172.73
10.1.4.10.00.00	Payments and Receipts Pending Settlement	646,674.56
10.1.4.20.00.00	Compulsory Deposits	3,602,070.26
10.1.4.20.10.00	Brazilian Central Bank	3,597,239.54
10.1.4.20.40.00	National Housing System - SFH	4,830.72
10.1.4.80.00.00	Correspondent Banks	2,427.91
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	6,874.72
10.1.5.10.00.00	Third-party Funds in Transit	376.79
10.1.5.20.00.00	Internal Transfers of Funds	6,497.93
10.1.6.00.00.00	LENDING OPERATIONS	14,108,466.89
10.1.6.10.00.00	Lending Operations	15,227,607.61
10.1.6.10.10.00	Public Sector	34,362.86
10.1.6.10.20.00	Private Sector	15,193,244.75
10.1.6.90.00.00	Allowance for Lending Losses	(1,119,140.72)
10.1.7.00.00.00	LEASING OPERATIONS	9,998.60
10.1.7.10.00.00	Leasing Operations	261,017.65
10.1.7.10.20.00	Private Sector	261,017.65
10.1.7.80.00.00	Unearned Leasing Income	(243,761.40)
10.1.7.90.00.00	Allowance for Leasing Losses	(7,257.65)
10.1.8.00.00.00	OTHER CREDITS	5,747,931.67
10.1.8.20.00.00	Foreign Exchange Portfolio	3,164,433.11
10.1.8.30.00.00	Income Receivable	228,336.67
10.1.8.40.00.00	Negotiation and Intermediation of Securities	272,148.73
10.1.8.70.00.00	Sundry	2,157,874.83
10.1.8.90.00.00	Allowance for Other Credits Losses	(74,861.67)
10.1.9.00.00.00	OTHER ASSETS	243,780.93
10.1.9.40.00.00	Other Assets	161,129.89
10.1.9.70.00.00	Allowance for Other Assets Losses	(51,432.37)
10.1.9.90.00.00	Prepaid Expenses	134,083.41

CODE	DESCRIPTION	September 30, 2003

10.2.0.00.00.00	LONG-TERM ASSETS	15,979,549.06
10.2.2.00.00.00	INTERBANK INVESTMENTS	41,682.35
10.2.2.22.00.00	Interbank Deposits	41,682.35
10.2.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	5,107,149.11
10.2.3.10.00.00	Own Portfolio	2,216,405.44
10.2.3.20.00.00	Subject to Repurchase Commitments	662,244.61
10.2.3.70.00.00	Pledged with Brazilian Central Bank	1,699,694.14
10.2.3.40.00.00	Pledged under Guarantees Rendered	301,030.64
10.2.3.85.00.00	Derivative Financial Instruments	227,774.28
10.2.4.00.00.00	INTERBANK ACCOUNTS	64,060.32
10.2.4.20.00.00	Compulsory Deposits	64,060.32
10.2.4.20.40.00	National Housing System - SFH	64,060.32
10.2.6.00.00.00	LENDING OPERATIONS	6,899,304.34
10.2.6.10.00.00	Lending Operations	7,161,211.87
10.2.6.10.10.00	Public Sector	247,017.10
10.2.6.10.20.00	Private Sector	6,914,194.77
10.2.6.90.00.00	Allowance for Lending Losses	(261,907.53)
10.2.7.00.00.00	LEASING OPERATIONS	(13,047.93)
10.2.7.10.00.00	Leasing Operations	241,710.53
10.2.7.10.20.00	Private Sector	241,710.53
10.2.7.80.00.00	Unearned Leasing Income	(248,737.27)
10.2.7.90.00.00	Allowance for Leasing Losses	(6,021.19)
10.2.8.00.00.00	OTHER CREDITS	3,842,006.76
10.2.8.10.00.00	Receivables on Guarantees Honored	5,814.26
10.2.8.20.00.00	Foreign Exchange Portfolio	10,936.52
10.2.8.30.00.00	Income Receivable	2,952.13
10.2.8.40.00.00	Negotiation and intermediation of securities	1,588.73
10.2.8.70.00.00	Sundry	3,827,827.65
10.2.8.90.00.00	Allowance for Other Credits Losses	(7,112.53)
10.2.9.00.00.00	OTHER ASSETS	38,394.11
10.2.9.90.00.00	Prepaid Expenses	38,394.11
10.3.0.00.00.00	PERMANENT ASSETS	4,638,997.37
10.3.1.00.00.00	INVESTMENTS	2,041,763.95
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	1,555,489.67
10.3.1.20.10.00	Local Residents	1,467,640.31
10.3.1.20.20.00	Foreign residents	87,849.36
10.3.1.50.00.00	Other Investments	527,998.49
10.3.1.90.00.00	Allowance for Losses	(41,724.21)
10.3.2.00.00.00	FIXED ASSETS	397,185.51
10.3.2.30.00.00	Land and buildings in use	165,964.72
10.3.2.40.00.00	Other Fixed Assets	789,302.63
10.3.2.90.00.00	Accumulated Depreciation	(558,081.84)
10.3.3.00.00.00	LEASED FIXED ASSETS	878,713.86
10.3.3.20.00.00	Leased Assets	1,582,068.43
10.3.3.90.00.00	Accumulated depreciation	(703,354.57)
10.3.4.00.00.00	DEFERRED CHARGES	1,321,334.05
10.3.4.10.00.00	Organization and Expansion Costs	1,952,324.81
10.3.4.90.00.00	Accumulated Amortization	(630,990.76)

CODE	DESCRIPTION	September 30, 2003

40.0.0.00.00.00	TOTAL LIABILITIES	62,692,084.44
40.1.0.00.00.00	CURRENT LIABILITIES	36,727,046.04
40.1.1.00.00.00	DEPOSITS	16,398,621.30
40.1.1.10.00.00	Demand Deposits	2,300,965.29
40.1.1.20.00.00	Savings Deposits	5,508,894.77
40.1.1.30.00.00	Interbank Deposits	195,813.93
40.1.1.40.00.00	Time Deposits	8,392,947.31
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	7,340,335.63
40.1.2.10.00.00	Own Portfolio	714,937.94
40.1.2.20.00.00	Third Parties Portfolio	6,625,397.69
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	2,876,182.30
40.1.3.40.00.00	Debenture	746,317.70
40.1.3.50.00.00	Securities Abroad	2,129,864.60
40.1.4.00.00.00	INTERBANK ACCOUNTS	624,761.59
40.1.4.10.00.00	Receipts and Payments Pending Settlement	546,358.92
40.1.4.40.00.00	Correspondent Banks	78,402.67
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	395,800.74
40.1.5.10.00.00	Third-Party Funds in Transit	394,343.61
40.1.5.20.00.00	Internal Transfer of Funds	1,457.13
40.1.6.00.00.00	BORROWINGS	3,209,205.28
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	358.01
40.1.6.30.00.00	Foreign Borrowings	3,208,847.27
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,682,923.47
40.1.7.10.00.00	National Treasury	7,252.56
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	749,954.93
40.1.7.40.00.00	CEF (Federal Savings and Loans Bank)	64,511.33
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	861,204.65
40.1.8.00.00.00	FOREIGN ONLENDING	33,331.58
40.1.8.10.00.00	Foreign Onlendings	33,331.58
40.1.9.00.00.00	OTHER LIABILITIES	4,165,884.15
40.1.9.10.00.00	Collection of Taxes and Social Contributions	193,551.09
40.1.9.20.00.00	Foreign Exchange Portfolio	1,377,252.06
40.1.9.30.00.00	Social and Statutory	159,803.26
40.1.9.40.00.00	Taxes and Social Security	279,201.36
40.1.9.50.00.00	Negotiation and Intermediation of Securities	362,694.85
40.1.9.85.00.00	Subordinated Debt	22,952.50
40.1.9.87.00.00	Derivative Financial Instruments	59,192.69
40.1.9.90.00.00	Sundry	1,711,236.34

CODE	DESCRIPTION	September 30, 2003

40.2.0.00.00.00	LONG-TERM LIABILITIES	18,737,881.97
40.2.1.00.00.00	DEPOSITS	9,248,346.50
40.2.1.30.00.00	Interbank Deposits	27,929.36
40.2.1.40.00.00	Time Deposits	9,220,417.14
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	973,598.24
40.2.3.30.00.00	Mortgage Notes	27,412.68
40.2.3.50.00.00	Securities Abroad	946,185.56
40.2.6.00.00.00	BORROWINGS	384,003.54
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	923.66
40.2.6.30.00.00	Foreign Borrowings	383,079.88
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,503,647.65
40.2.7.10.00.00	National Treasury	70,378.70
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	2,291,708.98
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	20,604.55
40.2.7.90.00.00	Other Institutions	1,120,955.44
40.2.8.00.00.00	FOREIGN ONLENDINGS	231,424.94
40.2.8.10.00.00	Foreign Onlendings	231,424.94
40.2.9.00.00.00	OTHER LIABILITIES	4,396,861.10
40.2.9.20.00.00	Foreign Exchange Portfolio	1,520.87
40.2.9.40.00.00	Taxes and Social Security	457,541.08
40.2.9.85.00.00	Subordinated Debt	849,427.40
40.2.9.87.00.00	Derivative Financial Instruments	152,190.78
40.2.9.90.00.00	Sundry	2,936,180.97
40.5.0.00.00.00	DEFERRED INCOME	22,802.45
40.5.1.00.00.00	Deferred Income	22,802.45
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	7,204,353.98
40.6.1.00.00.00	Capital	3,839,287.15
40.6.1.10.00.00	Local Residents	2,742,526.50
40.6.1.20.00.00	Foreign Residents	1,096,760.65
40.6.4.00.00.00	Capital Reserves	174,452.65
40.6.5.00.00.00	Revaluation Reserve on Subsidiaries	8,130.47
40.6.6.00.00.00	Revenue Reserves	3,327,279.85
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(166,171.51)
40.6.8.00.00.00	Retained earnings	153,498.71
40.6.9.00.00.00	Treasury Stock	(132,123.34)

7011 - FINANCIAL GROUP STATEMENT OF INCOME

		From July 1, 2003	From January 1, 2003
CODE	DESCRIPTION	to September 30, 2003	to September 30, 2003

10.1.1.10.10.00	REVENUE FROM FINANCIAL
	INTERMEDIATION	3,116,109.65	8,502,812.64
10.1.1.10.10.11	Lending Operations	1,978,490.68	5,439,260.22
10.1.1.10.10.13	Leasing Operations	20,057.10	60,398.09
10.1.1.10.10.15	Marketable Securities	983,705.48	1,620,485.02
10.1.1.10.10.16	Derivative Financial Instruments	(29,334.00)	838,050.09
10.1.1.10.10.17	Foreign Exchange Transactions	32,876.16	127,934.26
10.1.1.10.10.19	Compulsory Deposits	130,314.23	416,684.96
10.1.1.10.20.00	EXPENSES ON FINANCIAL
	INTERMEDIATION	(2,204,639.84)	(4,915,907.90)
10.1.1.10.20.12	Deposits and Securities Sold	(1,583,659.74)	(3,381,959.76)
10.1.1.10.20.14	Borrowings and Onlendings	(218,596.20)	(449,017.68)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(402,383.90)	(1,084,930.46)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL
	INTERMEDIATION	911,469.81	3,586,904.74
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(562,935.23)	(2,345,509.82)
10.1.1.20.21.00	Services Rendered	461,619.55	1,371,788.22
10.1.1.20.22.00	Salaries, Benefits, Training and Social
	Security	(392,863.69)	(1,036,820.88)
10.1.1.20.24.00	Other Administrative Expenses	(566,619.41)	(1,681,500.15)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(83,507.70)	(286,175.81)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	137,556.98	(279,890.34)
10.1.1.20.25.00	Other Operating Income	85,226.65	202,295.27
10.1.1.20.32.00	Other Operating Expenses	(204,347.61)	(635,206.13)
10.1.1.00.00.00	OPERATING INCOME	348,534.58	1,241,394.92
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(9,324.75)	(2,517.21)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT
	SHARING	339,209.83	1,238,877.71
10.2.0.00.00.00	INCOME TAX AND SOCIAL
	CONTRIBUTION	(12,824.47)	(342,765.24)
10.2.1.00.00.00	Provision for Income Tax	23,345.26	(76,840.40)
10.2.2.00.00.00	Provision for Social Contribution	8,581.99	(29,528.20)
10.2.3.00.00.00	Deferred Tax Asset	(44,751.72)	(236,396.64)
10.3.0.00.00.00	PROFIT SHARING	(47,628.38)	(109,029.04)
10.0.0.00.00.00	NET INCOME	278,756.98	787,083.43
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(132,000.00)	(327,746.87)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000002025681995	0.000005719608286

7012 - FINANCIAL GROUP STATEMENT OF CHANGES IN FINANCIAL POSITION

		From July 1, 2003
CODE	DESCRIPTION	to September 30, 2003

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	5,561,344.79
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	306,137.18
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(957.37)
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	27,353.72
10.3.3.00.00.00	Other (+/-)	27,353.72
10.5.0.00.00.00	THIRD PARTY FUNDS	5,228,811.26
10.5.1.00.00.00	Increase in Liabilities	3,144,343.84
10.5.1.01.00.00	Deposits	1,052,531.00
10.5.1.02.00.00	Securities Sold Under Repurchase Agreements	2,022,442.47
10.5.1.05.00.00	Mortgage Notes	69,370.37
10.5.2.00.00.00	Decrease in Assets	1,815,233.64
10.5.2.02.00.00	Marketable Securities and Derivative FinanciaL Instruments	1,157,142.66
10.5.2.05.00.00	Leasing Operations	653,961.24
10.5.2.07.00.00	Other Assets	4,129.74
10.5.3.00.00.00	Sale of Assets and Investments	249,028.31
10.5.3.02.00.00	Foreclosed Assets	19,153.27
10.5.3.03.00.00	Fixed Assets	1,836.61
10.5.3.04.00.00	Leased Fixed Assets	220,478.03
10.5.3.05.00.00	Investments	7,560.40
10.5.4.00.00.00	Dividends received from subsidiary and associated companies	20,205.47
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	5,497,202.08
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL
	PROPOSED/DISTRIBUTED	132,000.00
20.4.0.00.00.00	INVESTMENTS IN	283,249.54
20.4.1.00.00.00	Investments	317.74
20.4.2.00.00.00	Foreclosed Assets	14,835.71
20.4.3.00.00.00	Fixed Assets	13,492.72
20.4.4.00.00.00	Leased Fixed Assets	251,409.89
20.4.5.00.00.00	Investments	3,193.48
20.5.0.00.00.00	DEFERRED CHARGES	38,369.02
20.6.0.00.00.00	INCREASE IN ASSETS	3,401,131.27
20.6.3.00.00.00	Interbank and Interdepartmental Accounts	2,575,882.22
20.6.4.00.00.00	Lending Operations	233,753.85
20.6.5.00.00.00	Leasing Operations	6,021.62
20.6.6.00.00.00	Other Credits	585,473.58
20.7.0.00.00.00	DECREASE IN LIABILITIES	1,642,352.12
20.7.7.00.00.00	Interbank and Interdepartmental Accounts	361,294.32
20.7.8.00.00.00	Borrowings and Onlendings in Brazil - Governmental Agencies	686,840.21
20.7.9.00.00.00	Other Liabilities	594,217.59
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (10.0.0.00.00.00 – 20.0.0.00.00.00)	64,242.84
50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	740,714.85
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	804,957.69
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (= 30.0.0.00.00.00)	64,242.84

7013 - FINANCIAL ECONOMIC GROUP - CONEF

CONEF	DESCRIPTION	September 30, 2003

10.0.0.00.00-3	CURRENT AND LONG-TERM ASSETS	64,366,134.74
10.1.0.00.00-2	AVAILABLE FUNDS	855,253.61
10.1.1.00.00-5	CASH	510,332.72
10.1.2.00.00-8	BANK DEPOSITS	35,075.45
10.1.3.00.00-1	FREE RESERVES	507.79
10.1.5.00.00-7	FOREIGN MONEY SUPPLY	309,337.65
10.1.5.10.00-4	Foreign Bank Deposits	290,371.15
10.1.5.20.00-1	Foreign Available Funds	18,966.50
10.2.0.00.00-1	SHORT-TERM INTERBANK INVESTMENTS	10,914,595.17
10.2.1.00.00-4	SECURITIES PURCHASED UNDER RESALE AGREEMENTS	8,959,325.75
10.2.1.10.00-1	Resales to Liquidate - Own Portfolio	2,252,941.71
10.2.1.10.10-4	Federal Government Securities	2,252,941.71
10.2.1.20.00-8	Resales to Liquidate - Third Portfolio	6,706,384.04
10.2.2.00.00-7	INTERBANK DEPOSITS	1,807,491.09
10.2.2.10.00-4	Interbank Deposits	1,807,491.09
10.2.5.00.00-6	Saving Deposits	0.02
10.2.6.00.00-9	FOREIGN CURRENCY INVESTMENTS	147,778.31
10.2.6.10.00-6	Prior Notice and Fixed Time	23,485.18
10.2.6.20.00-3	CENTRAL BANK - EXCESS OF POSITION	124,293.13
10.3.0.00.00-0	MARKETABLE SECURITIES AND
	DERIVATIVE FINANCIAL INSTRUMENTS	15,761,983.19
10.3.1.00.00-3	MARKETABLE SECURITIES	10,407,166.61
10.3.1.10.00-0	Fixed Rate Securities	5,416,631.03
10.3.1.10.10-3	Federal Government Securities	2,781,150.76
10.3.1.10.30-9	Financial Institutions	323,543.82
10.3.1.10.90-7	Others	2,311,936.45
10.3.1.15.00-5	Mutual Funds	3,542,694.82
10.3.1.17.00-3	Floating Rate Securities - Technical Provisions Reserve	778.19
10.3.1.17.40-5	Equity Funds	778.19
10.3.1.20.00-7	Floating Rate Securities - Others	148,030.28
10.3.1.20.10-0	Listed Companies	99,708.49
10.3.1.20.20-3	Non-listed Companies	22,716.62
10.3.1.20.40-9	Equity Funds	25,601.27
10.3.1.20.99-7	Other	3.90
10.3.1.85.00-4	Foreign Marketable Securities	1,299,032.29
10.3.1.85.10-7	Brazilian Sovereign Bonds	426,249.87
10.3.1.85.20-0	Securities of Foreign Governments	163,257.13
10.3.1.85.30-3	Brazilian State-Owned Companies	132,647.47
10.3.1.85.90-1	Others	576,877.82
10.3.2.00.00-6	SUBJECT TO COMMITMENTS	1,032,165.53
10.3.2.10.00-3	Subject to Repurchase Commitments	1,032,165.53
10.3.2.10.10-6	Federal Government Securities	861,640.34
10.3.2.10.90-0	Other	170,525.19
10.3.3.00.00-9	DERIVATIVE FINANCIAL INSTRUMENTS	483,037.42
10.3.3.10.00-6	Derivative Financial Instruments	94,488.86
10.3.3.15.00-1	Derivative Financial Instruments - Swap	388,548.56
10.3.4.00.00-2	PLEDGED WITH BRAZILIAN CENTRAL BANK	2,717,272.14

CONEF	DESCRIPTION	September 30, 2003

10.3.4.10.00-9	Pledged with Brazilian Central Bank	2,717,272.14
10.3.6.00.00-8	PLEDGED UNDER GUARANTEE RENDERED	1,122,341.49
10.3.6.10.00-5	Pledged under Guarantee Rendered	1,122,341.49
10.3.6.10.10-8	Federal Government Securities	1,122,316.08
10.3.6.10.90-2	Other	25.41
10.4.0.00.00-9	INTERBANK ACCOUNTS	4,317,231.91
10.4.1.00.00-2	CHECK CLEARING	644,481.31
10.4.2.00.00-5	RESTRICTED DEPOSITS	3,666,076.46
10.4.2.10.00-2	Brazilian Central Bank	3,597,185.42
10.4.2.50.00-0	SFH - FAHBRE and FGTS Deposits to Reimburse	28,550.45
10.4.2.65.00-2	SFH - Salary Variations Compensation Fund	40,340.59
10.4.2.65.10-5	Novation Option	40,340.59
10.4.4.00.00-1	CORRESPONDENT BANKS	6,674.14
10.5.0.00.00-8	INTERDEPARTMENTAL ACCOUNTS	6,878.25
10.6.0.00.00-7	LENDING AND LEASING OPERATIONS	20,689,476.54
10.6.1.00.00-0	LENDING OPERATIONS	20,692,525.88
10.6.1.10.00-7	Loans and Discounted Loans	11,321,401.10
10.6.1.20.00-4	Financing	9,029,421.62
10.6.1.30.00-1	Agricultural	832,152.66
10.6.1.40.00-8	Real Estate Loans	826,719.46
10.6.1.40.30-7	Habitational Loans	826,719.46
10.6.1.90.00-3	Allowance for Loan Losses	(1,317,168.96)
10.6.2.00.00-3	LEASING OPERATIONS	(3,049.34)
10.6.2.10.00-0	Leasing Operations	10,229.50
10.6.2.90.00-6	Allowance for Leasing Operations Losses	(13,278.84)
10.9.0.00.00-4	OTHER RECEIVABLES	11,820,716.07
10.9.1.00.00-7	GUARANTEES HONORED	5,814.26
10.9.2.00.00-0	FOREIGN EXCHANGE	3,175,369.64
10.9.2.06.00-4	Unsettled Exchange Purchases	2,441,873.85
10.9.2.06.10-7	Export and Interbank Contracts	1,981,398.27
10.9.2.06.30-3	Financial Contracts	31,190.25
10.9.2.06.32-7	Financial Contracts	79,786.98
10.9.2.06.70-5	Interdepartmental and Arbitrage Contracts	349,498.35
10.9.2.13.00-4	Unsettled Exchange Purchases - Floating	724.30
10.9.2.13.30-3	Export and Interbank Contracts	340.51
10.9.2.13.50-9	Financial Contracts	383.79
10.9.2.25.00-9	Rights on Foreign Exchange Sold	843,720.51
10.9.2.25.10-2	Import and Financial Contracts	273,991.78
10.9.2.25.20-5	Interbank Contracts	105,677.00
10.9.2.25.22-9	Financial Contracts	108,418.40
10.9.2.25.60-7	Interdepartmental and Arbitrage Contracts	355,633.33
10.9.2.26.00-8	(-) Contracts Advances in Local Currency	(158,701.03)
10.9.2.33.00-8	Rights on Foreign Exchange Sold - Floating Rates	5,481.93
10.9.2.33.10-1	Import and Financial Contracts	5,188.33
10.9.2.33.40-0	Interbank Contracts	293.60
10.9.2.34.00-7	(-) Contracts Advances in Local Currency - Floating Rates	(5,239.49)
10.9.2.34.10-0	(-) Import and Financial Contracts	(5,239.49)
10.9.2.45.00-3	Receivables in Foreign Currency	3,863.81
10.9.2.50.00-5	Income Receivable of Contracted Advances and Import Contracts	43,645.76
10.9.3.00.00-3	INCOME RECEIVABLE	117,040.13

CONEF	DESCRIPTION	September 30, 2003

10.9.4.00.00-6	NEGOTIATION AND INTERMEDIATION OF SECURITIES	273,737.57
10.9.4.10.00-3	Cash – Register and Liquidation	14,847.83
10.9.4.30.00-7	Debts to Liquidate	256,780.31
10.9.4.53.00-8	Intermediation of Swap Operations	2,109.43
10.9.5.00.00-9	SPECIFIC CREDITS	1,231,320.36
10.9.5.30.00-0	Insurance Companies	536,752.89
10.9.5.30.10-3	Receivables of Insurance Operations	524,436.24
10.9.5.30.20-6	Notes and Credits Receivable	13,452.64
10.9.5.30.30-9	Provision for Credits Losses	(1,135.99)
10.9.5.45.00-2	Credit Card Companies	694,567.47
10.9.5.45.10-5	Notes and Credits Receivable	817,568.60
10.9.5.45.20-8	Provision for Credits Losses	(123,001.13)
10.9.7.00.00-5	OTHER	6,864,482.88
10.9.7.05.00-0	Accounts Receivable from Non-Financial Activities	6,778.99
10.9.7.10.00-2	Inventories	7,405.47
10.9.7.25.00-4	Foreclosed Assets	200,382.43
10.9.7.25.90-1	Other Assets	200,382.43
10.9.7.30.00-6	Provision for Losses	(64,757.52)
10.9.7.30.90-3	Other Assets	(64,757.52)
10.9.7.40.00-3	Deferred Tax and Social Contribution	2,506,644.23
10.9.7.40.10-6	Deferred Tax Circ 2746 - Report after Five Years	641,544.04
10.9.7.40.20-9	Deferred Tax Circ 2746 - Report up to Five Years	1,209,350.74
10.9.7.40.50-8	Deferred Tax	655,749.45
10.9.7.45.00-8	Prepaid Taxes	435,706.13
10.9.7.50.00-0	Tax Recovery	39,008.37
10.9.7.90.00-8	Foreign Debtors	49,414.18
10.9.7.95.00-3	Local Debtors	3,683,900.60
10.9.8.00.00-8	NONPERFORMING LOANS	(84,494.28)
10.9.8.90.00-1	Allowance for Loan Losses	(84,494.28)
10.9.9.00.00-1	PREPAID EXPENSES	237,445.51
20.0.0.00.00-6	PERMANENT ASSETS	4,179,769.39
20.1.0.00.00-5	INVESTMENTS	885,755.33
20.1.1.00.00-8	Foreign Investments	2,679.83
20.1.1.20.00-2	Foreign Investments - MEP	2,679.83
20.1.1.20.20-8	Corporate Institutions	2,679.83
20.1.2.00.00-1	INVESTMENTS IN SUBSIDIARY COMPANIES	42,854.31
20.1.2.10.00-8	Investments in Subsidiary Companies	42,854.31
20.1.2.10.90-5	Other	42,854.31
20.1.3.00.00-4	FISCAL INCENTIVE INVESTMENTS	6,116.42
20.1.4.00.00-7	MEMBERSHIP CERTIFICATES	35,593.76
20.1.4.10.00-4	Membership Certificates	35,626.09
20.1.4.10.10-7	Securities Exchanges and CETIP	33,472.63
20.1.4.10.90-1	Other	2,153.46
20.1.4.99.00-1	Provision for Losses	(32.33)
20.1.5.00.00-0	STOCKS AND QUOTAS	41,409.52
20.1.5.10.00-7	Stocks and Quotas	44,579.41
20.1.5.10.10-0	Companies of Liquidation and Custody Pledged to Securities Exchange	7,134.78
20.1.5.10.20-3	Other	37,444.63
20.1.5.99.00-4	Provision for Losses	(3,169.89)
20.1.5.99.10-7	Companies of Liquidation and Custody Pledged to Securities Exchange	(229.22)

CONEF	DESCRIPTION	September 30, 2003

20.1.5.99.20-0	Other	(2,940.67)
20.1.9.00.00-2	OTHER INVESTMENTS	757,101.49
20.1.9.90.00-5	Other Investments	765,969.14
20.1.9.99.00-6	Provision for Losses	(8,867.65)
20.2.0.00.00-4	PROPERTY AND EQUIPMENT	1,010,653.01
20.2.1.00.00-7	STORAGED FURNITURE AND EQUIPMENT	1,287.23
20.2.2.00.00-0	PROPERTY AND EQUIPMENT IN PROCESS	984.83
20.2.3.00.00-3	LAND AND BUILDINGS	514,558.46
20.2.3.10.00-0	Land and Buildings	679,541.67
20.2.3.99.00-7	Accumulated Depreciation of Land and Buildings	(164,983.21)
20.2.4.00.00-6	FURNITURE AND EQUIPMENT	230,340.60
20.2.4.10.00-3	Furniture and Equipment	536,915.02
20.2.4.99.00-0	Accumulated Depreciation of Furniture and Equipment	(306,574.42)
20.2.8.00.00-8	OTHERS	263,481.89
20.2.8.90.00-1	Other Operating Assets	715,068.43
20.2.8.99.00-2	Accumulated Depreciation of Other Operating Assets	(451,586.54)
20.3.0.00.00-3	LEASED ASSETS	878,713.87
20.3.1.00.00-6	LEASED ASSETS	878,713.87
20.4.0.00.00-2	DEFERRED CHARGES	1,404,647.18
20.4.1.00.00-5	ORGANIZATION AND EXPANSION COSTS	2,158,065.32
20.4.1.10.00-2	Leased Losses to Amortize	57,874.67
20.4.1.90.00-8	Others Organization and Expansion Costs	2,100,190.65
20.4.9.00.00-9	ACCUMULATED AMORTIZATION	(753,418.14)
20.4.9.10.00-6	Leased Losses to Amortize	(30,465.26)
20.4.9.90.00-2	Other	(722,952.88)
30.0.0.00.00-9	OFF-BALANCE ITEMS	742,769,407.71
30.1.0.00.00-8	CO-OBLIGATION AND RISKS FOR GUARANTEES PROVIDED	3,629,909.17
30.1.1.00.00-1	IMPORTED CREDITS OUTSTANDING	61,681.79
30.1.3.00.00-7	CONFIRMED EXPORTED CREDITS	9,872.91
30.1.4.00.00-0	GUARANTEES PROVIDED	3,552,848.21
30.1.4.10.00-7	Financial Institutions Authorized to Operate by Brazilian Central Bank	84,435.06
30.1.4.90.00-3	Other	3,468,413.15
30.1.5.00.00-3	CO-OBLIGATION FOR CREDIT ASSIGNMENT	5,506.26
30.3.0.00.00-6	MARKETABLE SECURITIES	8,794,921.48
30.3.1.00.00-9	SECURITIES REGISTERED ON SELIC	6,278,308.80
30.3.2.00.00-2	SECURITIES NON-REGISTERED ON SELIC	2,516,612.68
30.4.0.00.00-5	CUSTODY	128,216,810.39
30.4.4.00.00-7	SECURITIES IN GUARANTEE OF RURAL DEBTS RENEGOTIATION	3,377.86
30.4.9.00.00-2	OTHER	128,213,432.53
30.5.0.00.00-4	COLLECTION	8,208,240.93
30.6.0.00.00-3	NEGOTIATION AND INTERMEDIATION OF SECURITIES	42,459,000.03
30.6.1.00.00-6	EQUITY, FINANCIAL ASSETS AND COMMODITIES	41,451,298.23
30.6.3.00.00-2	GUARANTEES HONORED AND OTHER GUARANTEES ON	536,302.34
30.6.5.00.00-8	CREDIT RISK ON SWAP CONTRACTS	471,399.46
30.6.5.10.00-5	Credit Risk on Swap Contracts	207,750.58
30.6.5.20.00-2	Receivables Under Swap Contracts	245,112.96
30.6.5.30.00-9	Payables Under Swap Contracts	18,535.92
30.8.0.00.00-1	CONTRACTS	24,853,010.96
30.9.0.00.00-0	CONTROL	526,607,514.75
30.9.4.00.00-2	Preferred Shares Redeemption non Elegible to Capital	7,964.53

CONEF	DESCRIPTION	September 30, 2003

30.9.7.00.00-1	CAPITAL REQUIRED TO MARKET RISK COVERY	82,751.80
30.9.7.20.00-5	Interest Rate	82,751.80
30.9.8.00.00-4	Control	411,788.22
30.9.8.10.00-1	Total Exchange Exposure	328,156.94
30.9.8.90.00-7	Deferred Taxes from Depreciation Gains	83,631.28
30.9.9.00.00-7	OTHERS OFF-BALANCE ASSETS	526,105,010.20
39.9.9.99.99-4	TOTAL ASSETS	811,315,311.84
40.0.0.00.00-2	CURRENT AND LONG-TERM LIABILITIES	60,635,014.90
40.1.0.00.00-1	DEPOSITS	24,985,884.66
40.1.1.00.00-4	DEMAND DEPOSITS	2,307,630.94
40.1.2.00.00-7	SAVING DEPOSITS	5,508,894.77
40.1.3.00.00-0	INTERBANK DEPOSITS	218,501.83
40.1.5.00.00-6	TIME DEPOSITS	16,949,560.61
40.1.8.00.00-5	FOREIGN DEPOSITS	1,296.51
40.2.0.00.00-0	FUNDS OBTAINED IN THE OPEN MARKET	7,341,633.98
40.2.1.00.00-3	OWN PORTFOLIO	715,456.61
40.2.2.00.00-6	THIRD PARTIES PORTFOLIO	6,626,177.37
40.3.0.00.00-9	NOTES AND DEBENTURES	3,882,609.91
40.3.1.00.00-2	MORTGAGE NOTES	787,181.51
40.3.3.00.00-8	ACCOUNTS PAYABLE FOR SECURITIES ABROAD	3,095,428.40
40.4.0.00.00-8	INTERBANK ACCOUNTS	557,103.47
40.5.0.00.00-7	INTERDEPARTMENTAL ACCOUNTS	395,911.09
40.6.0.00.00-6	BORROWINGS AND ONLENDINGS	9,289,846.42
40.6.1.00.00-9	BORROWINGS	3,838,518.79
40.6.1.10.00-6	Local Borrowings	227,714.01
40.6.1.20.00-3	Foreign Borrowings	3,610,804.78
40.6.2.00.00-2	ONLENDINGS	5,451,327.63
40.6.2.10.00-9	Local Onlendings	5,186,571.11
40.6.2.20.00-6	Foreign Onlendings	264,756.52
40.7.0.00.00-5	DERIVATIVE FINANCIAL INSTRUMENTS	212,791.35
40.8.0.00.00-4	OTHER LIABILITIES	13,099,850.61
40.8.1.00.00-7	COLLECTION OF TAXES AND SOCIAL CONTRIBUTIONS	193,411.31
40.8.2.00.00-0	FOREIGN EXCHANGE PORTFOLIO	1,378,772.93
40.8.3.00.00-3	SOCIAL AND STATUTORY	170,963.97
40.8.3.10.00-0	Dividends Payable	155,588.92
40.8.3.15.00-5	Provision for Profit Sharing	12,321.87
40.8.3.30.00-4	Gratuity Payable	3,053.18
40.8.4.00.00-6	TAXES AND SOCIAL SECURITY	1,234,903.98
40.8.4.10.00-3	Income Tax and Social Contribution	55,497.83
40.8.4.15.00-8	Provision for Income Tax and Social Contribution	280,453.55
40.8.4.20.00-0	Taxes Payable	278,735.25
40.8.4.30.00-7	Provision For Deferred Tax	30,288.48
40.8.4.50.00-1	Provision For Tax Contingencies	589,928.87
40.8.5.00.00-9	NEGOTIATION AND INTERMEDIATION OF SECURITIES	363,240.06
40.8.7.00.00-5	SPECIFIC LIABILITIES	4,706,553.95
40.8.7.30.00-6	Insurance Companies	1,007,093.93
40.8.7.30.10-9	Non-Committed Technical Provisions	422,784.67
40.8.7.30.20-2	Committed Technical Provisions	373,869.92
40.8.7.30.30-5	Payable Related to Insurance	210,439.34
40.8.7.35.00-1	Private Retirement Companies	2,841,503.53

CONEF	DESCRIPTION	September 30, 2003

40.8.7.35.10-4	Non-Committed Technical Provisions	2,460,038.97
40.8.7.35.20-7	Committed Technical Provisions	380,303.20
40.8.7.35.30-0	Retirement Debt Transactions	1,161.36
40.8.7.40.00-3	Capitalization Companies	240,389.17
40.8.7.40.10-6	Non-Committed Technical Provisions	184,716.31
40.8.7.40.20-9	Committed Technical Provisions	55,672.86
40.8.7.45.00-8	Credit Card Companies	617,567.32
40.8.7.45.10-1	Payable to Merchants - Credit Cards	617,567.32
40.8.9.00.00-1	SUNDRY	5,052,004.41
40.8.9.05.00-6	Suppliers	9,073.24
40.8.9.08.00-3	Prepaid Residual Value	456,792.00
40.8.9.90.00-4	Other Liabilities	4,586,139.17
40.9.0.00.00-3	HYBRID CAPITAL INSTRUMENTS AND SUBORDINATED DEBT	869,383.41
40.9.2.00.00-9	SUBORDINATED DEBT	840,032.63
40.9.2.10.00-6	Maturity More Than Five Years	840,032.63
40.9.3.00.00-2	OTHER SUBORDINATED DEBT	29,350.78
50.0.0.00.00-5	DEFERRED INCOME	74,971.65
60.0.0.00.00-8	STOCKHOLDERS' EQUITY	7,662,467.16
60.1.0.00.00-7	STOCKHOLDERS' EQUITY	7,662,467.16
60.1.1.00.00-0	CAPITAL	4,143,727.67
60.1.1.10.00-7	Capital	4,118,621.73
60.1.1.10.13-1	Common Shares - Local Residents	2,542,713.21
60.1.1.10.16-2	Non -Redemption Preferred Shares - Local Residents	462,814.31
60.1.1.10.17-9	Other Preferred Shares - Local Residents	13.47
60.1.1.10.23-4	Common Shares - Foreign Residents	10,512.71
60.1.1.10.26-5	Non -Redemption Preferred Shares - Foreign Residents	1,086,023.03
60.1.1.10.28-9	Quotas - Local Residents	16,545.00
60.1.1.20.00-4	Capital Increase	25,105.95
60.1.1.20.13-8	Common Shares - Local Residents	17,138.94
60.1.1.20.17-6	Other Preferred Shares - Local Residents	5,257.30
60.1.1.20.27-9	Others Preferred Shares - Abroad	2,709.71
60.1.1.50.00-5	CAPITAL	(0.01)
60.1.3.00.00-6	CAPITAL RESERVES	241,353.86
60.1.4.00.00-9	REVALUATION RESERVES	16,357.74
60.1.5.00.00-2	REVENUE RESERVES	3,563,073.62
60.1.5.10.00-9	Legal Reserve	331,031.56
60.1.5.20.00-6	Statutory Reserve	3,232,040.45
60.1.5.50.00-7	Revenue Reserve to be Realized	0.07
60.1.5.80.00-8	Special Dividends Reserve	1.54
60.1.5.80.99-8	Other	1.54
60.1.6.00.00-5	UNREALIZED GAINS AND LOSSES - MARKETABLE SECURITIES	(175,951.13)
60.1.8.00.00-1	RETAINED EARNINGS	6,028.73
60.1.9.00.00-4	TREASURY STOCK	(132,123.33)
70.0.0.00.00-1	REVENUES	8,530,320.50
70.1.0.00.00-0	REVENUE FROM FINANCIAL ACTIVITIES	7,604,006.10
70.2.0.00.00-9	REVENUE FROM NON-FINANCIAL ACTIVITIES	901,796.67
70.2.1.00.00-2	INSURANCE COMPANIES	371,286.54
70.2.1.10.00-9	Insurance Premiums	363,212.84
70.2.1.30.00-3	Financial Revenues	8,073.70

CONEF	DESCRIPTION	September 30, 2003

70.2.2.00.00-5	PRIVATE RETIREMENT COMPANIES	170,057.25
70.2.2.10.00-2	Private Retirement Premiums	170,057.25
70.2.3.00.00-8	CAPITALIZATION COMPANIES	77,341.38
70.2.3.10.00-5	Capitalization Premiums	77,341.38
70.2.4.00.00-1	CREDIT CARD COMPANIES	250,167.97
70.2.4.10.00-8	Credit Card Revenues	121,644.25
70.2.4.30.00-2	Financial Revenues	128,523.72
70.2.9.00.00-6	OTHER ACTIVITIES	32,943.53
70.2.9.10.00-3	Sales Revenue of Goods and Services	32,943.53
70.3.0.00.00-8	NON-OPERATING INCOME FROM FINANCIAL ACTIVITIES	21,526.93
70.4.0.00.00-7	NON-OPERATING INCOME FROM NON-FINANCIAL ACTIVITIES	2,990.80
70.4.4.00.00-9	Credit Card Activities	2,990.80
80.0.0.00.00-4	EXPENSES	(8,356,870.09)
80.1.0.00.00-3	EXPENSES FROM FINANCIAL ACTIVITIES	(7,525,515.39)
80.2.0.00.00-2	EXPENSES FROM NON-FINANCIAL ACTIVITIES	(709,386.34)
80.2.1.00.00-5	INSURANCE COMPANIES	(318,771.34)
80.2.1.10.00-2	Insurance Claims	216,052.70
80.2.1.20.00-9	Selling and Other Insurance Expenses	(65,252.83)
80.2.1.30.00-6	Financial Expenses	(2,893.86)
80.2.1.90.00-8	Others	(34,571.95)
80.2.2.00.00-8	PRIVATE RETIREMENT COMPANIES	(287,512.47)
80.2.2.10.00-5	Private Retirement Plans Benefits Expenses	(165,708.42)
80.2.2.30.00-9	Financial Expenses	(121,186.67)
80.2.2.40.00-6	Administrative Expenses	(617.38)
80.2.3.00.00-1	CAPITALIZATION COMPANIES	(54,380.73)
80.2.3.10.00-8	Capitalization Premiums Redemption Expenses	(52,875.99)
80.2.3.20.00-5	Selling and Other Capitalization Expenses	(1,504.74)
80.2.4.00.00-4	CREDIT CARD COMPANIES	(40,059.77)
80.2.4.10.00-1	Credit card expenses	(1,817.75)
80.2.4.40.00-2	Administrative Expenses	(38,242.02)
80.2.9.00.00-9	OTHER ACTIVITIES	(8,662.03)
80.2.9.10.00-6	Sales Expenses of Goods and Services	(5,563.93)
80.2.9.20.00-3	Selling Expenses	(3,098.10)
80.3.0.00.00-1	NON-OPERATING EXPENSES FROM FINANCIAL ACTIVITIES	(19,926.90)
80.4.0.00.00-0	NON-OPERATING EXPENSES FROM NON-FINANCIAL ACTIVITIES	(5,082.62)
80.4.4.00.00-2	Credit Card Activities	(5,082.62)
80.9.0.00.00-5	INCOME BEFORE TAXES AND PROFIT SHARING	(96,958.84)
80.9.4.00.00-7	INCOME TAX AND SOCIAL CONTRIBUTION	(55,473.55)
80.9.4.10.00-4	Income Tax	(43,519.36)
80.9.4.10.10-7	Financial Activities	(43,519.36)
80.9.4.30.00-8	Social Contribution	(11,954.19)
80.9.4.30.10-1	Financial Activities	(11,954.19)
80.9.7.00.00-6	PROFIT SHARING	(41,485.29)
80.9.7.10.00-3	Profit Sharing	(41,485.29)
80.9.7.10.10-6	Administrators	(3,012.73)
80.9.7.10.20-9	Employees	(38,472.56)
90.0.0.00.00-7	OFF-BALANCE ITEMS	742,769,407.72

99.9.9.99.99-2	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	811,315,311.84

7014 - NOTES TO THE FINANCIAL STATEMENTS

1. Operations

The consolidated operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Financial Statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated financial statements of Unibanco and its subsidiaries (Unibanco Consolidated), which comprise the accounts of Unibanco – União de Bancos Brasileiros S.A., its foreign branches, its direct and indirect subsidiaries, and its jointly controlled companies, as shown in Note 9.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In conformity with Instruction 247/96 issued by the Brazilian Securities Commission, assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indices, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax;

  tax credits calculated on temporary differences between book value and tax amounts, and on tax loss carry-forwards; and

  profit sharing.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented, as stated in item (c).

The allowance for lending, leasing and other credit losses is set up in an amount considered sufficient by management to cover probable future losses. Management's analysis to establish the provision required takes into account the economic environment, past experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follow:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payments conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivative financial instruments”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Unibanco’s intent for hedging or non-hedging purposes.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primary derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

–

Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments, are accounted for at fair value and any offsetting gains or losses are recognized currently in earnings; and

–

Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses - marketable securities and derivative financial instruments”. The non-effective hedge portion, if any, is recognized currently in earnings.

(d) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 9. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivative financial instruments, as mentioned above in item (c) are recognized on the controlling company so as to maintain the original record made by the subsidiary and associated companies.

Other investments consist principally of investments carried at cost and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding 10 years, according to the expected period of benefit.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years.

(e) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) Trading assets

	Unibanco		Unibanco Consolidated
Issuer/Type of investment	Amortized cost	Fair value	Amortized cost	Fair value
Federal government	1,609,421	1,679,705	2,799,090	2,870,579
Financial treasury bills	818	819	599,737	600,464
Treasury bills	694,640	697,168	1,247,493	1,250,457
Central bank notes	527,591	556,990	530,848	560,287
Treasury notes	386,372	424,728	421,012	459,371
Brazilian sovereign bonds	151,114	153,358	205,901	208,144
Bank debt securities	79,897	78,267	185,241	183,611
Eurobonds	79,897	78,267	123,681	122,051
Time deposits	-	-	61,560	61,560
Open mutual funds (1)	-	-	2,474,444	2,474,444
Other	36,425	36,118	198,755	212,102
Total	1,876,857	1,947,448	5,863,431	5,948,880

(1) Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

Trading securities are classified as current assets, independent of their maturity dates, since these securities are actively and frequently traded.

(b) Securities available for sale

(i) By type:

	Unibanco			Unibanco Consolidated
Issuer/Type of investment	Amortized cost	Fair value adjustment	Fair value	Amortized cost	Fair value adjustment	Fair value
Federal government	258,293	(18,169)	240,124	1,198,234	(18,492)	1,179,742
Financial treasury bills	-	-	-	613,903	(992)	612,911
Central bank notes	179,759	6,473	186,232	218,596	8,212	226,808
Treasury notes	-	-	-	280,302	-	280,302
Other	78,534	(24,642)	53,892	85,433	(25,712)	59,721
Brazilian sovereign bonds	-	-	-	64	-	64
Foreign government	-	-	-	117,736	(9)	117,727
United States of America treasury
bills	-	-	-	117,736	(9)	117,727
Corporate debt securities	1,937,457	(9,266)	1,928,191	2,263,222	(18,609)	2,244,613
Debentures	1,878,796	(2,620)	1,876,176	2,137,387	(8,675)	2,128,712
Eurobonds	16,020	-	16,020	51,339	(189)	51,150
Other	42,641	(6,646)	35,995	74,496	(9,745)	64,751
Bank debt securities	1,522,701	1,963	1,524,664	251,582	4,024	255,606
Eurobonds	1,415,786	-	1,415,786	124,012	2,060	126,072
Mortgage notes	106,772	1,963	108,735	106,771	1,964	108,735
Time deposits	-	-	-	19,316	-	19,316
Other	143	-	143	1,483	-	1,483
Marketable equity securities	190,201	(5,738)	184,463	197,324	(9,401)	187,923
Open mutual funds (1)	5,849	-	5,849	266,188	-	266,188
Total	3,914,501	(31,210)	3,883,291	4,294,350	(42,487)	4,251,863

(1) Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

(ii) By maturity:

	Unibanco		Unibanco Consolidated
Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	468,099	471,091	736,481	739,321
Between 3 months and 1 year	1,195,109	1,177,675	520,931	498,077
Between 1 and 3 years	1,291,425	1,281,026	1,040,217	1,032,218
Between 3 and 5 years	416,365	431,004	868,805	880,554
Between 5 and 15 years	335,245	332,158	509,618	505,611
More than 15 years	-	-	139,755	139,755
No stated maturity (1)	208,258	190,337	478,543	456,327
Total	3,914,501	3,883,291	4,294,350	4,251,863

(1) Refers to marketable equity securities and open mutual funds.

(c) Securities held to maturity

(i) By type:

	Unibanco	Unibanco Consolidated
Issuer/Type of investment	Amortized cost
Federal government	3,276,075	3,992,665
Central bank notes	817,015	1,297,944
Treasury notes	2,459,060	2,681,199
Other	-	13,522

Brazilian sovereign bonds	742,628	742,628

Corporate debt securities	280,140	282,123
Eurobonds	280,140	282,123

Bank debt securities	60,786	60,786
Eurobonds	60,786	60,786

Total	4,359,629	5,078,202

The fair value of these securities was R$4,543,237 in Unibanco and R$5,294,806 in Unibanco Consolidated. The difference between amortized cost and the fair value totaled R$183,608 in Unibanco and R$216,604 in Unibanco Consolidated and are represented mainly to bonds issued by the Brazilian federal government.

(ii) By maturity:

	Unibanco	Unibanco Consolidated
Maturity	Amortized cost
Less than 3 months	95,132	132,127
Between 3 months and 1 year	1,210,757	1,714,869
Between 1 and 3 years	2,124,048	2,301,514
Between 3 and 5 years	633,067	633,067
Between 5 and 15 years	296,625	296,625
Total	4,359,629	5,078,202

(iii)Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of its liability operations, as parameters to define financial ability.

(d) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the period as informed by Stock Exchanges, trade associations and external entities.

5. Lending and Leasing Operations Portfolio and Allowance for Lending, Leasing and Other Credit Losses

(a) Components of the lending and leasing operations portfolio by type and by maturity:

	Unibanco	Unibanco Consolidated
By type
Discounted loans and notes	9,627,659	9,839,059
Financing	7,266,294	9,013,013
Agricultural	832,153	832,153
Real estate loans	826,719	826,719
Credit card	-	2,706,136
Total lending operations	18,552,825	23,217,080

Leasing operations	-	458,287
Advances on exchange contracts (1)	2,033,750	2,033,750
Total leasing operations and advances on exchange contracts	2,033,750	2,492,037

Guarantees honored	5,814	5,814
Other receivables (2)	265,101	635,594
Total other credits	270,915	641,408

Co-obligation on credit card customer financing (3)	-	273,625

Total risk	20,857,490	26,624,150

By maturity
Past-due for more than 15 days (Note 5 (d))	775,876	1,774,373
Falling due:
Less than 3 months (4)	7,431,174	10,619,066
Between 3 months and 1 year	5,852,683	6,726,918
Between 1 and 3 years	4,404,659	5,050,240
More than 3 years	2,393,098	2,453,553
Total risk	20,857,490	26,624,150
____________________
(1) Recorded in “Other liabilities” and “Other credits” - “Foreign exchange portfolio”.
(2) Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3) Recorded as off-balance sheet items.
(4) Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Unibanco		Unibanco Consolidated
	Value	% of distribution	Value	% of distribution
Manufacturing	8,659,547	41.5	8,979,024	33.8
Retailers	2,476,596	11.9	2,683,040	10.1
Financial service	558,344	2.7	150,277	0.5
Residential construction loans	237,633	1.1	237,633	0.9
Other services	3,926,202	18.8	4,763,434	17.8
Agriculture, livestock, forestry and fishing	832,153	4.0	832,153	3.1
Individual	4,167,015	20.0	8,978,589	33.8
Total	20,857,490	100.0	26,624,150	100.0

(c) Concentration of lending, leasing and other credits:

	Unibanco		Unibanco Consolidated
Largest clients	Value	% of the total	Value	% of the total
10 largest clients	2,603,429	12.5	2,358,366	8.9
50 following clients	5,477,919	26.2	5,470,081	20.5
100 following clients	3,540,155	17.0	3,644,665	13.7
Other clients	9,235,987	44.3	15,151,038	56.9
Total	20,857,490	100.0	26,624,150	100.0

(d) Components of lending, leasing and other credits by risk level:

	Unibanco

	%minimum		Past-due credits
Risk level	allowance required	Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	8,995,121	-	-	8,995,121	43.1	7,794	-
A	0.5	5,613,910	-	-	5,613,910	26.9	28,315	0.5
B	1.0	2,618,429	88,590	14,406	2,721,425	13.0	33,410	1.2
C	3.0	1,406,568	292,426	110,307	1,809,301	8.7	59,010	3.3
D	10.0	354,147	102,895	342,515	799,557	3.8	176,608	22.1
E	30.0	100,340	80,155	40,678	221,173	1.1	101,903	46.1
F	50.0	55,742	65,042	44,291	165,075	0.8	84,873	51.4
G	70.0	28,741	63,716	31,671	124,128	0.6	88,419	71.2
H	100.0	135,346	80,446	192,008	407,800	2.0	407,800	100.0
Total		19,308,344	773,270	775,876	20,857,490	100.0	988,132
% of total risk							4.7%

	Unibanco Consolidated

	%minimum		Past-due credits
Risk level	allowance required	Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	9,586,540	-	-	9,586,540	36.0	7,955	-
A	0.5	9,165,952	-	-	9,165,952	34.4	74,004	0.8
B	1.0	2,701,120	138,462	246,708	3,086,290	11.6	46,995	1.5
C	3.0	1,628,662	339,164	254,981	2,222,807	8.4	89,887	4.0
D	10.0	381,969	120,318	437,488	939,775	3.5	201,914	21.5
E	30.0	175,998	88,811	176,824	441,633	1.7	174,200	39.4
F	50.0	87,826	70,869	197,651	356,346	1.3	182,780	51.3
G	70.0	40,510	69,115	118,594	228,219	0.9	162,269	71.1
H	100.0	162,092	92,369	342,127	596,588	2.2	596,588	100.0
Total		23,930,669	919,108	1,774,373	26,624,150	100.0	1,536,592
% of total risk							5.8%

The allowance for lending, leasing and other credits losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule; however, based on the judgment and experience of management, higher percentages might be used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated operations with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$623,959 in Unibanco and R$732,104 in Unibanco Consolidated. These operations relate to active portfolio and credits written off against operations, and were recognized with the intention to maintain the risk assessment and the provision for losses existing prior to renegotiation. These operations will have a lower risk classification only after the collection of a significant portion of the renegotiated debt. For such lower risk reclassification, the minimum collection percentage established is 25%.

(f) Changes in the allowance for lending, leases and other credit losses during the period:

	Unibanco	Unibanco Consolidated
Balance at the beginning of the period	1,034,864	1,480,983
Provision for loan losses	200,281	415,735
Loan charge-offs	(247,013)	(360,126)
Balance at the end of the period	988,132	1,536,592

Loan recoveries (1)	43,733	100,950
____________________
(1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Other Credits

	Unibanco	Unibanco Consolidated
Negotiation and intermediation of securities
Debtors - pending settlement	49,675	256,780
Financial assets and commodities to liquidate	-	2,110
Other	-	14,848
Total	49,675	273,738
Short-term	49,675	272,149
Long-term	-	1,589

Sundry
Deferred tax (Note 15 (a))	1,334,714	2,506,644
Escrow deposits for civil and labor suits	814,695	1,559,254
Prepaid taxes	71,315	482,220
Notes and credits receivable	200,891	553,086
Receivables from credit card operations	-	451,191
Receivables from purchase of assets	64,210	82,508
Government retirement benefit advances	46,432	46,432
Salary advances and other	40,998	61,127
Other	888,947	1,093,401
Total	3,462,202	6,835,863
Short-term	959,173	2,378,434
Long-term	2,503,029	4,457,429

7. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary and associated companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange gains in the amount of R$38,381 in Unibanco and R$38,934 in Unibanco Consolidated were recognized as “Other operating expenses”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follow:

Number of shares or quotas		Percentage holding (%)				Equity in results adjustments	Investments value
Common	Preferred	Unibanco	Unibanco Consolidated	Adjusted stockholders equity	Adjusted net income (loss)	Unibanco	Unibanco
Subsidiary companies
Unibanco AIG Seguros S.A. (1)	345,014,171	188,792,954	49.707	49.707	1,430,126	55,552	27,708	710,875
Unipart Participações Internacionais Ltd. (2)	1,302,031	-	100.000	100.000	1,321,706	34,486	34,419	1,321,706
Unicard Banco Múltiplo S.A. (3)	117,629,257,620	101,832,650,091	100.000	100.000	874,687	49,439	56,791	712,228
Unibanco Representação e Participações Ltda.	124,099,785	-	99.999	100.000	430,458	49,956	49,956	430,458
Banco Fininvest S.A.	3,931	1,034	99.920	99.920	338,782	38,336	38,305	338,509
Banco Dibens S.A.	4,313,047,972	-	51.001	51.001	175,473	797	406	89,493
Unibanco Leasing S.A. – Arrendamento Mercantil	264,919	-	99.999	99.999	163,736	26,451	26,451	163,734
Unibanco Corretora de Valores Mobiliários S.A.	38,419,852	38,419,852	99.999	100.000	74,006	2,197	2,197	74,006
Interbanco S.A.	18,999,793	-	99.996	99.999	59,332	3,023	3,023	59,329
Banco1.net S.A.	34,077,757	-	65.934	65.934	50,432	(263)	(174)	33,251
Unibanco Asset Management – Banco de Investimento S.A.	1,468,400	1,468,405	99.999	99.999	28,845	5,151	5,151	28,845
Other	-	-	-	-			186	2,071
Main Unipart Participações Internacionais Ltd.’s direct and indirect subsidiary companies (i) (1)
Unibanco Cayman Bank Ltd.	13,252,004	-	-	100.000	728,767	13,747	-	-
Unicorp Bank & Trust Ltd.	1,750,000	3,250,000	-	100.000	256,330	12,670	-	-
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	199,999	-	-	99.999	183,333	3,536	-	-
Unibanco Securities Ltd.	17,770,000	-	-	100.000	57,238	5,916	-	-
Main Unibanco AIG Seguros S.A.’s direct subsidiary companies (i)
Unibanco AIG Previdência S.A.	465,403	-	-	99.999	139,013	14,829	-	-
Unibanco AIG Saúde Seguradora S.A.	20,000,000	-	-	99.999	34,785	529	-	-
Main Unibanco Representação e Participações Ltda.’s direct and indirect subsidiary companies (i)
Unibanco Cia. de Capitalização	4,194,130	-	-	99.992	425,365	26,268	-	-
Unibanco Empreendimentos e Participações Ltda.	201,111,880	-	-	100.000	217,447	1,492	-	-
Unibanco Empreendimentos Ltda.	150,488,716	-	-	100.000	123,659	528	-	-
BWU Representação e Participações Ltda.	36,133,577	93,947,299	-	60.000	66,934	17,702	-	-
Jointly controlled companies (i)
Credicard S.A.- Administradora de Cartões de Crédito	12,937,771	-	33.333	33.333	273,396	73,004	24,335	91,132
Orbitall Serviços e Processamento de Informações Comerciais Ltda. (4)	3,866,664	-	33.333	33.333	158,287	1,380	460	52,762
Serasa S.A.	363,690	348,855	-	19.045	149,811	17,048	-	-
Banco Investcred Unibanco S.A.	95,284	-	49.997	49.997	133,996	11,379	5,689	66,994
Tecnologia Bancária S.A.	762,277,905	-	-	21.432	122,426	3,925	-	-
Redecard S.A.	199,990	400,000	-	31.943	70,603	27,911	-	-
Cibrasec – Cia. Brasileira de Securitização	7,500	-	12.499	12.499	54,978	1,756	219	6,872
Interchange Serviços S.A.	74,999,999,998	-	-	25.000	30,558	2,723	-	-
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	83,109	83,115	-	49.998	31,033	4,867	-	-
Unibanco Rodobens Administradora de Consórcios Ltda.	11,298,500	-	-	50.000	28,860	3,944	-	-
Goodwill on acquisition of subsidiary companies	-	-	-	-	-	-	-	1,327,665
Other	-	-	-	-	-	-	(70)	-
Total	-						275,052	5,509,920

	Number of shares or quotas		Percentage holding (%)				Equity in results adjustments	Investments value
	Common	Preferred	Unibanco	Unibanco Consolidated	Adjusted stockholders equity	Adjusted net income (loss)	Unibanco Consolidated	Unibanco Consolidated
Associated companies
AIG Brasil Cia. de Seguros	54,213,933	-	-	49.999	74,750	1,138	569	37,374
Goodwill on acquisition of subsidiary companies	-	-	-	-	-	-	-	1,392,655
Other	-	-	-	-	-	-	(4,887)	8,236
Total							(4,318)	1,438,265
___________________
(i) The percentage shown in the Unibanco Consolidated column refers to the parent companies' percentage holding.

(1) In July 2003, Unibanco AIG Seguros S.A. increased its capital with the issue of 16,616,101 common shares and 10,670,414 preferred shares, being 8,308,050 common shares and 5,335,207 preferred shares, subscribed by Unibanco.

(2) In October 2003, Unipart Participações Internacionais Ltd. distributed dividends to Unibanco in the amount of R$85,119.

(3) The difference between the net income and the equity in result adjustments and the equity and the investment resulted mainly of the gains to be realized on the sale of companies within of Unibanco’s group, that are being recognized in line with goodwill’s amortization, calculated on the same dates.

(4) In August 2003, Credicard S.A. Administradora de Cartões de Crédito reduced its capital, transfering its investments on Orbitall to its shareholders.

(b) Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies are being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in “Other operating expenses”. The goodwill balance shown in the consolidated financial statement and the amount amortized during the period were as follows:

	Balance to be	Amortization
	amortized	during the quarter
Bandeirantes	864,627	12,129
Fininvest	353,565	4,665
Other	174,463	3,005
Total	1,392,655	19,799

8. Resources from Securities Issued

Resources from securities issued are mainly represented by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are readjusted using the saving deposits index, plus average interest of 16.24% per annum, and are payable up to October 26, 2004.

(b) The euronotes in the amount of R$2,819,923 in Unibanco and R$3,048,018 in Unibanco Consolidated mature up to April 15, 2014 and are subject to an average interest rate of 4.90% per annum in Unibanco and 5.40% per annum in Unibanco Consolidated.

(c) The other issues totaled R$47,411 in Unibanco and in Unibanco Consolidated with maturities up to July 11, 2005 and an average interest rate of 11.34% per annum.

9. Borrowings and Onlending in Brazil – Governmental Agencies

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2018, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 4.25% per annum.

10. Fiscal, Employee and Civil Litigations

Unibanco and its subsidiaries are defendants in several legal actions, principally relating to income taxes, indirect taxes and labor claims. The provision for probable future losses is recorded considering the success probability of the lawsuits based on the advice of external counsels. Provisions recorded and respective changes in the period were as follows:

	Unibanco	Unibanco Consolidated
Balance at the beginning of the period	747,010	1,755,624
Provision charged, net	79,841	94,134
Payments (1)	(115,565)	(286,628)
Balance at the end of the period	711,286	1,563,130
____________________
(1) Refers mainly to the transfer of fiscal litigations to “Other liabilities – tax and social security” due to the cancellation of the lawsuits since Unibanco adhered to the fiscal amnesty.

(a) Tax litigation

Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, and the probable liability is fully provided, with the provision accrued being reverted when, based on the opinion of legal consultant, the possibility of loss is remote.

(b) Employee litigation

Labor unions and former employees filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based on this, the contingency amount is recorded as provision, based on the average of payments made.

(c) Civil litigation

There are other actions and claims filed against Unibanco and its subsidiaries on a variety of matters, including, previous economic plans. The civil litigations provisions are recorded in accordance with the probability of success in each type of claim.

(d) Claims (Bandeirantes and Nacional)

Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have filed lawsuits against Bandeirantes and the Central Bank of Brazil, seeking to terminate the Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of the controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore it is not necessary to record provisions for this purpose.

The former controllers of Banco Nacional S.A. filed suits against Banco Central do Brasil and Unibanco in connection with the sale of assets and liabilities of Banco Nacional. Unibanco considers these suits untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System) a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need in making any provisions in this case.

11. Other Liabilities

(a) Subordinated debt

	Issue	Maturity	Remuneration per annum	Unibanco	Unibanco Consolidated
Step-up subordinated callable notes (1)	April 2002	April 2012	9.375%	607,671	606,639
Subordinated time deposits (2)	December 2002	December 2012	102% of CDI (3)	262,745	262,745
Total				870,416	869,384
___________________
(1) The debt can be integrally redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.79% per annum.
(2) Subordinated time deposits can be redeemed from December 2007.
(3) The Brazilian interbank interest rate.

(b) Sundry

	Unibanco	Unibanco Consolidated
Provision for labor and civil litigation	582,381	973,201
Provisions for payroll and administrative expenses	220,990	287,857
Amounts payable to associated company	3,030	-
Payable for official agreement	89,343	89,343
Payable related to insurance companies	-	234,585
Payable to merchants - credit card	-	1,476,037
Sale of rights of receipt of future flow of payment orders abroad (1)	1,805,328	1,805,328
Debt assumption contracts	213,337	-
Accounts payable for purchase of assets	80,161	82,101
Technical provisions for insurance, annuity products and retirement plans	-	3,874,747
Other	224,234	452,985
Total	3,218,804	9,276,184
Short-term	834,800	3,578,069
Long-term	2,384,004	5,698,115
____________________
(1) Amount related to the sale of rights of receipt of future flow of payment orders receivable from Unibanco from its overseas correspondent banks, being US$400,000 thousand, bearing three month Libor plus 0.57% per annum, payable quarterly, with final maturity in April 2009; US$112,000 thousand, bearing three month Libor plus 4.25% per annum, payable quarterly, with final maturity in July 2009, and US$105,000 thousand, bearing 6.15% per annum, payable quarterly, with final maturity in July 2009.

12. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	Outstanding shares	Treasury stocks	Total
Common	75,565,816,851	-	75,565,816,851
Preferred	62,045,605,223	3,274,411,244	65,320,016,467
Total	137,611,422,074	3,274,411,244	140,885,833,318

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a Class “B” preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market.

Each Global Depositary Share (GDS) is represented by 500 Units, and is traded in the international market.

(b) Dividends and interest on own capital

All stockholders are entitled to receive, in total, a mandatory dividend of at least 35% of the Bank’s annual net income as stated in the statutory accounting records, adjusted for transfers to the legal reserve.

On July 21, 2003, the Board of Directors approved the payment of interest on capital for the shareholders, as an advance against the mandatory dividends for 2003, in the amount of R$195,747, being R$1.361100 (R$1.156935 net of applicable tax) per 1,000 common shares and R$1.497200 (R$1.272620 net of applicable tax) per 1,000 preferred shares.The interest on own capital was calculated in accordance of article 9° of Law n° 9.249/95 and the corresponding tax benefit was R$66,554. The payment of interest on own capital was made as of July 31, 2003 and corresponds, net of applicable tax, to 35.68% of the net income for the six-month period, after constitution of legal reserve.

The Unit had interest on capital of R$2.781200 (R$2.364020 net of applicable tax) per 1,000 Units being R$1.284000 (R$1.091400 net of applicable tax) from Holdings and R$1.497200 (R$1.272620 net of applicable tax) from Unibanco. For each GDS there were interest on capital of R$1.390600 (R$1.182010 net of applicable tax).

During the quarter, R$132,000 of interest on own capital was accrued, generating a tax benefit in the amount of R$44,880. The amount will be considered in the mandatory dividend, net of income tax withheld at source. On a per-share basis amounted to R$0.780164 per 1,000 common shares, R$0.858180 per 1,000 preferred shares.

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Global offer and Exchange offer

Global Offer

In September 2003, Unibanco shareholders, Mizuho Corporate Bank Ltd. (Mizuho) and Commerzbank Aktiengesellschaft (Commerzbank), entirely and partially sold, respectively, their participation in Unibanco in a Global Offer in Brazil and abroad. Mizuho is no longer a shareholder of Unibanco and Commerzbank reduced its participation reduced in the bank. The Units belonging to both were sold at the price of R$109.67 per thousand Units, totaling R$637 million.

From the total number of Units sold, 1.7 billion were distributed to non-institutional and institutional investors in Brazil and the remaining 4.1 billion were distributed, under the form of Global Depositary Shares – GDSs, to investors abroad, on over-the-counter market. The Units sold represent 11.66% of the non-voting capital of Unibanco Holdings and 9.36% of Unibanco's non-voting capital.

Exchange Offer

Unibanco and Unibanco Holdings offered to the holders of preferred shares in the Brazilian market the opportunity to exchange pairs of preferred shares into Units. The Exchange Offer Auctions occurred on September 22nd and October 30th, when 15.6 billion and 1.25 billion of preferred shares, respectively, were exchange into Units. After the Exchange Offer, there are still 2.9 billion of Unibanco preferred shares outstanding in the market (not in the form of Units) and representing 2% of Unibanco's total capital. Summing the two auctions, it was exchanged by Units 83% of the Unibanco and Unibanco Holdings preferred shares, that could be exchanged.

From November 2003, the Conversion Program will be maintained during two years, allowing holders of Unibanco preferred shares and Unibanco Holdings preferred class "B" shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares in Units.

The float of Units in the Brazilian market increased approximately 57% after conclusion of the Global and Exchange Offers. In October 2003, Units average daily trading volume was 165% higher than the third quarter of 2003 average daily volume. Units posted a 62% appreciation during the first 10 months of 2003.

13. Adjusted Net Income in the Statements of Changes in Financial Position

	Unibanco	Unibanco Consolidated
Net income	270,109	270,109
Adjustments to net income	(218,026)	129,989
Depreciation and amortization	50,557	96,479
Amortization of goodwill on acquisition of subsidiary companies	22,459	19,799
Exchange gain on foreign investments	(22,435)	-
Reversal of provision for losses on investments	-	(9)
Equity in results of subsidiary and associated companies	(275,052)	4,318
Provision of foreclosed assets	6,445	9,402
Adjusted net income	52,083	400,098

14. Other Operating Income and Expenses

(a) Other operating income

	Unibanco	Unibanco Consolidated
Other financial revenues	11,209	71,107
Revenue from real estate consortium	-	10,567
Dividends received from other investments	-	5,889
Insurance, annuity products and retirement plans premiums	-	602,120
Other	15,243	14,772
Total	26,452	704,455

(b) Other operating expenses

	Unibanco	Unibanco Consolidated
Provision for employees and civil litigations	67,810	91,361
Exchange rate losses on branches and subsidiaries abroad	(38,381)	(38,934)
Amortization of goodwill on acquired companies	23,402	19,799
Expenses related to the sale of rights of receipt of future flow of payment order (Note 11 (b))	19,303	19,303
Expense related to checks and billing, net	13,663	13,663
Third parties services	4,141	11,348
Commission and taxes	5,484	5,264
Expenses related to real estate consortium	-	4,222
Other financial expenses	7,176	28,215
Changes in technical provision for insurance, annuity products and retirement plans	-	229,067
Insurance claims	-	216,196
Private retirement plans benefits expenses	-	111,438
Insurance and private retirement plans selling and other expenses	-	78,633
Credit card selling expenses	-	62,428
Other	20,010	22,062
Total	122,608	874,065

15. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and negative basis of social contribution carry-forward are recorded in “Other credits – sundry” and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred income tax losses and negative basis of social contribution carry-forward are realized in accordance with the existing taxable income, and income tax on temporary differences are realized when using or reversing the provision.

(a) Deferred tax assets

	Unibanco
	June 30, 2003	Constitution	Realization	September 30, 2003
Allowance for lending losses	496,827	42,635	80,748	458,714
Other provisions not currently deductible	288,386	70,098	54,163	304,321
Tax loss and negative basis of social contribution carry-forwards	203,497	12,569	-	216,066
Social contribution carry-forwards (MP 2.158-35)	279,243	-	(4,508)	283,751
Subtotal	1,267,953	125,302	130,403	1,262,852
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	93,624	-	21,762	71,862
Net deferred tax assets	1,361,577	125,302	152,165	1,334,714
Total assets	1,361,577			1,334,714

	Unibanco Consolidated
	June 30, 2003	Constitution	Realization	September 30, 2003
Allowance for lending losses	652,148	60,812	95,760	617,200
Other provisions not currently deductible	642,224	107,054	133,263	616,015
Tax loss and negative basis of social contribution carry-forwards	668,177	21,271	-	689,448
Social contribution carry-forwards (MP 2.158-35)	490,290	-	(4,508)	494,798
Subtotal	2,452,839	189,137	224,515	2,417,461
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	103,182	6,747	20,746	89,183
Deferred tax obligations	(31,331)	-	(2,624)	(28,707)
Net deferred tax assets	2,524,690	195,884	242,637	2,477,937
Total assets	2,556,021			2,506,644
Total liabilities	31,331			28,707

Deferred tax assets recorded are computed at the tax rates in effect at each balance sheet date.

Deferred tax expected realization at September 30, 2003 was as follow:

	Unibanco			Unibanco Consolidated
Year	Social contribution (MP 2.158-35)	Other	Total	Social contribution (MP 2.158-35)	Other	Total
2003	-	133,247	133,247	5,139	255,503	260,642
2004	9,328	486,655	495,983	21,558	735,130	756,688
2005	14,259	277,584	291,843	28,620	400,093	428,713
2006	25,478	81,614	107,092	42,622	194,525	237,147
2007	40,387	-	40,387	59,857	114,310	174,167
2008 to 2012	194,300	-	194,300	295,016	155,355	450,371
2013 to 2017	-	-	-	41,986	67,747	109,733
Total	283,752	979,100	1,262,852	494,798	1,922,663	2,417,461

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,036,430 in Unibanco and R$1,798,434 in Unibanco Consolidated.

(b) Income tax and social contribution expenses

	Unibanco	Unibanco Consolidated
Income before income tax and social contribution, net of profit sharing	224,641	362,100
Income tax and social contribution expenses at a rate of
25% and 9%, respectively	(76,378)	(123,114)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and associated companies and
exchange rate variation on subsidiaries abroad	93,691	11,770
Interest on own capital paid or (received), net	42,415	46,754
Deferred tax credits of prior periods	-	13,737
Permanent differences (net)	(14,260)	(5,106)
Income tax and social contribution for the quarter	45,468	(55,959)

16. Commitments and Guarantees

	Unibanco	Unibanco Consolidated
Co-obligation and risks for guarantees provided	3,645,173	3,629,909
Assets under management (mainly mutual investment funds)	20,964,364	24,335,630
Lease commitments	53,876	53,876

17. Related-Party Transactions (Unibanco)

Assets
Interbank investments	2,316,910
Marketable securities and derivative financial instruments	1,406,555
Interbank accounts	672
Lending operations	426,313
Other credits
. Income receivable
Dividends and interest on own capital	136,433
. Sundry	394,553

Liabilities
Deposits	2,772,596
Securities sold under repurchase agreements	102,089
Resources from securities issued
. Securities abroad	88,520
Interbank accounts	15,534
Borrowings	301,606
Derivative financial instruments	71,045
Other liabilities
Negotiation and intermediation of securities	315
Subordinated debt	1,033
Sundry	215,937

Revenues
Lending operations	7,154
Marketable securities	176,740
Derivative financial instruments	8,008
Services rendered	34,475
Other operating income	1,724

Expenses
Deposits and securities sold	116,196
Foreign exchange transactions	942
Borrowings and onlendings	27
Other administrative expenses	11,047
Other operating expenses	729

The amounts shown above reflect operations between Unibanco and its subsidiary companies, and have been eliminated in consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were made at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

18. Financial Instruments

(a) Risk management

Unibanco continuously strives to improve its risk management practices, which is integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk institutional-wide basis. In addition, each business division has dedicated risk management staff. The risk committee composed of senior management evaluates the risks involved in activities and proposes risk management policies accordingly.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limits exposure goals is to avoid the concentration in clients and particular sectors that Unibanco believes have high risk factors. The credit policy has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit to customers for different types of credit lines is based on their creditworthiness and size.

Corporate Credit. The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit. Credit management in the retail banking business, is characterized by the processing of a large volume of credits requests, which requires specialized systems and processes. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that services loans at all stages from their inception. The collections scoring are used for determination of which collection method or combination of collection methods is the most efficient. The bank had used statistical model in its credit analysis for over 30 years. Stricter standards for originating and managing loan portfolio is imposed, including restrictions on increases in credit limits, restrictions on renewals of overdraft facilities.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of portfolio is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing of currency, maturity and interest rate mismatches. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability mismatches. Exposure limits for treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of commercial bank. Trading and positioning activities are conducted within clear limits by the risk committee and ratified by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk methodology is used to evaluate the market risk. Stress tests are also applied using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market on the portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks and mismatches passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by head office, and all trading positions are consolidated in centralized databases.

Operating risks

Operating risks are related to an institution’s unexpected losses, due to its systems, practices and control measures being incapable of withstanding human error, damaged support infrastructure, faulty modeling, services or products, and to business environment changes or other adverse market conditions.

To meet the requirements of international market practices and the internal regulations of the Brazilian financial market, Unibanco created an internal control structure. This features a listing of risks and controls to standardize language and facilities risk and control understanding by all staff members. It also includes an internal controls system, which is accessible from all group areas. Periodic evaluations are held where area managers and their staff identify their main activities and inherent risks, and assess the effectiveness of current controls. This process, which is ongoing, allows controls to be improved, resulting in reduced risk exposure.

The collected data provide support for the monitoring and performance evaluation of the units, identifying those areas with greater risk potential. This structure is the basis for the identification of indicators and the implementation of a database to quantify operating risk exposure.

As banking operations diversify and the volume of transactions involving computers and telecommunications networks increases, the importance of information technology and the potential impact of systems failures have grown. Accordingly, the bank has devoted substantial resources to ensure the reliability and stability of its computer and related systems. The principal computer facility is located in São Paulo and a backup system is maintained. This backup system is designed to operate automatically if the main system malfunctions. Also the bank prepares and stores backup files recording all banking activities. Additionally, backup procedures and files are monitored periodically.

(b) Financial instruments recorded in the financial statements compared to fair values are as follows:

	Unibanco		Unibanco Consolidated
	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	3,665,217	3,669,020	1,807,491	1,811,294
Marketable securities	10,190,368	10,373,976	15,278,945	15,495,549
Lending operations	17,595,888	17,584,086	21,731,552	21,719,664
Derivatives, net	318,551	318,551	270,246	270,246

Liabilities
Interbank deposits	1,483,850	1,502,919	218,502	219,010
Time deposits	16,763,260	16,770,623	16,949,560	16,954,252
Mortgage notes	773,731	787,785	787,182	801,236
Resources from securities issued abroad	2,867,334	2,890,264	3,095,429	3,125,822
Subordinated debt	870,416	898,188	869,384	897,108
Other liabilities (Note 11 (b))	1,805,328	1,705,498	1,805,328	1,749,645
Treasury stocks	132,123	187,067	132,123	187,067

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the period, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the period, for similar operations.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the period for similar operations.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the period for operations with similar maturities and indices, as informed by Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on Units price at September 30, 2003 in the São Paulo Stock Exchange.

(c) The current notional and fair values of derivative financial instruments recorded in memorandum accounts except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, at September 30, 2003 are as follows:

	Unibanco		Unibanco Consolidated
	Notional exposure (1)	Exposure at fair value (1)	Notional exposure (1)	Exposure at value (1)
Futures contracts	(2,752,532)	(2,752,532)	(1,743,827)	(1,743,827)
Currencies	(255,644)	(255,644)	(257,908)	(257,908)
Interbank interest rate	(332,715)	(332,715)	767,281	767,281
Exchange coupon	(2,166,593)	(2,166,593)	(2,255,620)	(2,255,620)
Index	2,420	2,420	2,420	2,420

Forward contracts	(367,251)	(367,251)	(367,251)	(367,251)
Currencies	(367,251)	(367,251)	(367,251)	(367,251)

Swap contracts	238,548	225,692	195,800	177,387
Currencies	(4,177,889)	(4,194,616)	(2,393,372)	(2,412,629)
Interbank interest rate	2,492,973	2,492,973	1,528,985	1,528,985
Fixed interest rate	541,413	546,003	(350,281)	(349,254)
Other	1,382,051	1,381,332	1,410,468	1,410,285

Swap contracts with daily reset	(30,724)	(30,724)	(31,140)	(31,140)
Currencies	2,890,499	2,890,499	2,930,642	2,930,642
Interbank interest rate	(2,921,223)	(2,921,223)	(2,961,782)	(2,961,782)

Option contracts
Purchased option	9,214	3,248	9,214	3,248
Purchase	9,182	3,225	9,182	3,225
Currencies	8,925	3,173	8,925	3,173
Interbank interest rate index	257	52	257	52
Sale	32	23	32	23
Interbank interest rate index	32	23	32	23
Sale option	6,375	1,630	6,375	1,630
Purchase	6,375	1,630	6,375	1,630
Currencies	6,375	1,630	6,375	1,630
____________________
(1) Include the net of short position (long position).

The notional exposure of the option contracts recorded in memorandum accounts, at September 30, 2003, amounted to R$448,900 due to purchase commitments and R$245,000 due to sale commitments.

On September 30, 2003, there were future operations of R$2,881,166 in Unibanco and R$3,932,213 in Unibanco Consolidated and swap contracts in the amount of R$1,043,522 in Unibanco and Unibanco Consolidated, which were accounted for at fair value and recognized as cash flow hedges related to their time deposit indexed to interbank interest rate, and part of their marketable securities indexed in US dollars and IGPM (Market General Price Index). The unrealized loss of these derivatives amounted R$13,199 in Unibanco and R$16,921 in Unibanco Consolidated, net of applicable taxes and minority interest, during the quarter, and was recorded in “Unrealized gains or losses – marketable securities and derivative financial instruments”. The hedge’s effectiveness in September 30, 2003, was in accordance with the standards established by the Brazilian Central Bank.

On September 30, 2003, Unibanco and Unibanco Consolidated had swap contracts in the amount of R$207,431 accounted for at fair value and recognized as fair value hedge, used to hedge part of their marketable securities, indexed in US dollars. The adjustment to fair value of the corresponding hedged item resulted in an adjustment, net of applicable taxes, of R$3,330, recorded as a debt in the income of the quarter and as a debt in “Marketable securities”. The hedge’s effectiveness in September 30, 2003, was in accordance with the standards established by Brazilian Central Bank.

The operations shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the values of derivative financial instruments.

The swap operations associated with funding and/or asset operations are recorded at current notional value and are not adjusted to fair value in accordance with the index variation occurred.

(d) Notional at fair value distributed by trade location

	Unibanco			Unibanco Consolidated
Exposure at fair value	BM&F	CETIP/ Over the counter(1)	Total	BM&F	CETIP/ Over the counter(1)	Total
Future contracts	(2,752,532)	-	(2,752,532)	(1,743,827)	-	(1,743,827)
Forward contracts	-	(367,251)	(367,251)	-	(367,251)	(367,251)
Swap contracts	(184,259)	409,951	225,692	(185,061)	362,448	177,387
Swap contracts with daily reset	(30,724)	-	(30,724)	(31,140)	-	(31,140)
Option contracts
Purchased position	3,248	-	3,248	3,248	-	3,248
Sale position	1,630	-	1,630	1,630	-	1,630
____________________
(1) CETIP (Clearing House for Custody and Financial Settlement of Securities)

The amount pledged to guarantee BM&F transactions were R$566,546 in Unibanco and R$635,363 in Unibanco Consolidated and are represented by federal government securities.

(e) The maturities of derivative financial instruments recorded in balance sheet accounts are as follows:

	Unibanco	Unibanco Consolidated
Assets
Less than 3 months	80,651	71,662
Between 3 months and 1 year	231,236	182,562
Between 1 and 3 years	229,660	209,478
Between 3 and 5 years	18,638	19,180
Between 5 and 15 years	156	156
Total	560,341	483,038

Liabilities
Less than 3 months	14,204	10,866
Between 3 months and 1 year	69,743	49,735
Between 1 and 3 years	142,278	136,626
Between 3 and 5 years	11,894	11,894
Between 5 and 15 years	3,671	3,671
Total	241,790	212,792

The amounts of receivables under the swap contracts are R$465,852 in Unibanco and R$388,548 in Unibanco Consolidated and the amounts of payables are R$240,160 in Unibanco and R$211,161 in Unibanco Consolidated. Option premium received amounts R$3,248 in Unibanco and in Unibanco Consolidated and options premium paid amounts R$1,630 in Unibanco and in Unibanco Consolidated. The amounts receivable under term contracts are R$91,241 in Unibanco and in Unibanco Consolidated.

(f) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts that the balance represents the amounts recorded in assets and liabilities accounts, are as follows:

	Unibanco
Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	Between 3 and 5 years	Between 5 and 15 years	Total
Future contracts	496,254	(3,683,446)	597,723	(166,022)	2,959	(2,752,532)
Forward contracts	(18,801)	(407,951)	59,501	-	-	(367,251)
Swap contracts	66,447	68,634	87,382	6,744	(3,515)	225,692
Swap contracts with daily reset	(6,598)	(23,093)	(1,033)	-	-	(30,724)
Option contracts
Purchased position	-	3,248	-	-	-	3,248
Sale position	-	1,630	-	-	-	1,630

	Unibanco Consolidated
Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	Between 3 and 5 years	Between 5 and 15 years	Total
Future contracts	588,668	(3,162,382)	992,950	(166,022)	2,959	(1,743,827)
Forward contracts	(18,801)	(407,951)	59,501	-	-	(367,251)
Swap contracts	60,796	39,968	72,852	7,286	(3,515)	177,387
Swap contracts with daily reset	(6,598)	(23,093)	(1,449)	-	-	(31,140)
Option contracts
Purchased position	-	3,248	-	-	-	3,248
Sale position	-	1,630	-	-	-	1,630

Interest rate and currency term and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations’ liquidation. The credit risks associated with the future and forward contracts are minimized due to daily cash settlements and margin account deposits. Future and forward contracts are subject to the risk of fluctuation in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuation in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the changes in market conditions could influence written options.

19. Other Information

(a) Free benefits generation program

Unibanco and part of its employees sponsor a “Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during their career, through contributions paid by the employee and the Company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contribution.

The program is managed by Unibanco AIG Previdência S.A., and Unibanco Asset Management – Banco de Investimento S.A. is responsible for the financial management of the FIFE funds.

The contributions made by employees vary according to their ages between 1% to 9%, and the contributions made by Unibanco vary according to the return on equity in the prior year between 50% and 200% of the participant’s contribution, directly related to the return on equity.

Unibanco and a portion of its employees also sponsor a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans, substantialy a defined contribution plan.

During the quarter ended September 30, 2003, the contribution was R$9,972 in Unibanco and R$10,769 in Unibanco Consolidated.

(b) Stock option program

The Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talent. Pursuant to the program, Unibanco’s executives can be granted stock or unit options that can be exercised between 2 to 5 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to September 30, 2003, Unibanco granted 1,136,650,000 stock options, in the form of Units. The term of the exercise is between January 21, 2005 and September 2, 2009, at an average exercise price of R$92.82 per 1,000 stock options.

(c) Assets leased to third parties, in the amount of R$878,714, net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$541,069 and the residual value received in advance from these lessees amounts to R$459,792, classified as reduction account of leasing operations. Assets leased from third parties are not relevant.

(d) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At September 30, 2003, the insurance coverage on properties and other assets in use totaled R$562,329 in Unibanco and R$1,242,592 in Unibanco Consolidated.

* * *

7015 - INVESTMENTS IN SUBSIDIARY COMPANIES

Item	Name	CNPJ	Principal Activity	Type of Company	Number of Shares or quotas	Percentage Holding (%)

01	Unibanco AIG Seguros S.A.	33,166,158/0001-95	Insurance Company	Financial Institution	533,807,125	49.707

02	Unipart Participações Internacionais Ltd.	521,028	Holding	Non-Financial Institution	1,302,031	100.000

03	Unicard Banco Múltiplo S.A.	61,071,387/0001-61	Bank	Financial Institution	219,461,907,711	100.000

04	Unibanco Representação e Participações Ltda.	50.654.920/0001-00	Holding	Non-Financial Institution	124,099,784	99.999

05	Banco Fininvest S.A.	33,098,518/0001-69	Bank	Financial Institution	4,965	99.920

06	Banco Dibens S.A.	61,199,881/0001-06	Bank	Financial Institution	4,313,047,972	51.001

07	Unibanco Leasing S.A. - Arrendamento Mercantil	44.071.785/0001-69	Leasing	Financial Institution	264,919	99.999

08	Unibanco Corretora de Valores Mobiliários S.A.	33.764.366/0001-96	Security Broker	Financial Institution	76,839,704	99.999

09	Interbanco S.A.	670,849	Bank	Financial Institution	18,999,793	99.996

10	Banco1.net S.A.	03,012,230/0001-69	Bank	Financial Institution	34,077,757	65.934

11	Unibanco Asset Management – Banco de Investimento S.A.	59,608,174/0001-84	Asset Management	Financial Institution	2,936,805	99.999

12	Credicard S.A. Administradora de Cartões de Crédito	34,098,442/0001-34	Credit Card	Non-Financial Institution	12,937,771	33.333

13	Orbital Serviços e Processamento de Informações Comerciais Ltda.	00,006,878/0001-34	Credit Card	Financial Institution	3,866,664	33.333

14	Banco Investcred Unibanco S.A.	61,182,408/0001-16	Bank	Financial Institution	95,284	49,997

15	Cibrasec – Cia, Brasileira de Securitização	02,105,040/0001-23	Securitization	Non-Financial Institution	7,500	12.499

7016 - MARKETABLE SECURITIES

Code	Description	No stated maturity	Up to 3 months	3 months to 1 year	1-3 year	3-5 years	5-15 years	More than 15 years	Fair Value	Book Value
00.0.0.01.01.00	National Treasury Securities	25.41	1,342,358.22	812,455.29	1,834,722.96	245,879.99	296,206.58	5.85	4,665,879.16	4,531,654.30
00.0.0.01.02.00	Brazilian Central Bank Securities	-	588,924.60	603,905.38	128,007.71	239,399.51	-	-	1,622,655.95	1,560,237.20
00.0.0.01.07.00	Mortgage notes	-	-	-	108,735.11	-	-	-	108,735.11	108,735.11
00.0.0.01.08.00	Debentures	-	438,497.26	158,274.15	640,099.61	406,694.73	232,610.78		1,876,176.53	1,876,176.53
00.0.0.01.09.00	Listed Companies Equity Securities	161,745.75	-	-	-	-	-	-	161,745.75	161,745.75
00.0.0.01.10.00	Non-listed Companies Equity Securities	22,716.63	-	-	-	-	-	-	22,716.63	22,716.63
00.0.0.01.11.00	Other	5,848.98	224,541.61	1,045,033.39	923,168.68	190,734.24	99,894.93	222.59	2,476,407.75	2,489,444.42
00.0.0.01.00.00	TOTAL	190,336.77	2,594,321.69	2,619,668.21	3,634,734.07	1,082,708.47	628,712.29	228.44	10,934,316.88	10,750,709.94

7017 - MARKETABLE SECURITIES

Code	Description	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	More than 15 years
00.0.0.01.01.00	Own Portfolio	190,311.36	2,130,204.69	1,164,069.60	1,489,443.19	677,221.64	457,964.19	228.44
00.0.0.01.02.00	Subject to Repurchase Commitments	-	142,286.40	33,377.02	137,257.07	233,154.62	170,591.59	-
00.0.0.01.03.00	Derivative	-	80,651.14	231,235.63	229,660.14	18,637.63	156.51	-
00.0.0.01.04.00	Pledged with Brazilian Central Bank	-	144,607.53	767,190.67	1,519,452.33	153,694.58	-	-
00.0.0.01.06.00	Pledged under Guarantees Rendered	25.41	96,571.93	423,795.29	258,921.34	-	-	-
00.0.0.01.00.00	Total	190,336.77	2,594,321.69	2,619,668.21	3,634,734.07	1,082,708.47	628,712.29	228.44

7018 - CONCENTRATION OF MARKETABLE SECURITIES, LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Private Securities		Lending Operations Portfolio			Deposits
Code	Description	Amount	% on the total	Amount	% on the total	Allowance for loan losses	Amount	% on the total
00.0.0.01.01.00	10 largest borrowers/clients	2,773,121.04	67.66	2,603,429.22	12.48	18,419.69	3,752,787.91	14.76
00.0.0.01.02.00	Next 50 largest borrowers/clients	1,325,335.04	32.34	5,477,918.98	26.26	231,191.23	4,960,281.94	19.50
00.0.0.01.03.00	Next 100 largest borrowers/clients	21.30	-	3,540,155.13	16.97	172,738.73	2,563,046.63	10.08
00.0.0.01.04.00	Other			9,235,986.76	44.29	565,782.92	14,155,370.88	55.66
00.0.0.01.00.00	Total	4,098,477.38	100.00	20,857,490.09	100.00	988,132.57	25,431,487.36	100.00

7019 - MATURITY OF LENDING OPERATIONS PORTFOLIO

			Current
Code	Description	Credits in arrears over 15 days	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	More than 15 years
00.1.1.00.00.00	Public Sector	-	18,924.29	15,438.57	61,754.28	61,754.28	123,508.54	-
00.1.1.02.00.00	Corporate Activity	-	18,924.29	15,438.57	61,754.28	61,754.28	123,508.54	-
00.1.1.02.01.00	Manufacturing	-	18,924.29	15,438.57	61,754.28	61,754.28	123,508.54	-
00.1.4.00.00.00	Private Sector	775,875.64	7,412,204.67	5,837,199.80	4,342,904.93	1,157,966.73	1,037,026.87	12,841.81
00.1.4.01.00.00	Agricultural	1,376.48	183,617.13	462,821.74	91,251.44	31,878.34	48,365.72	12,841.81
00.1.4.02.00.00	Manufacturing	295,458.71	3,495,598.04	2,313,529.03	1,690,074.12	491,054.22	330,085.37	-
00.1.4.03.00.00	Trade	39,327.03	1,596,547.39	423,028.87	241,580.20	82,792.14	28,937.70	-
00.1.4.04.00.00	Financial Services	532.00	268,301.14	257,487.54	23,927.39	5,921.88	2,174.04	-
00.1.4.05.00.00	Other Services	242,588.65	474,628.66	1,177,235.17	1,347,231.15	403,811.88	345,090.13	-
00.1.4.06.00.00	Individuals	189,406.67	1,362,305.72	1,131,544.61	796,772.58	20,393.39	665.85	-
00.1.4.07.00.00	Residential Construction loans	7,186.10	31,206.59	71,552.84	152,068.05	122,114.88	281,708.06	-
00.1.5.00.00.00	Foreign Clients	-	44.99	44.69	-	-	-	-
00.1.0.00.00.00	Total	775,875.64	7,431,173.95	5,852,683.06	4,404,659.21	1,219,721.01	1,160,535.41	12,841.81

7020 - FLOW OF LENDING OPERATIONS PORTFOLIO

Code	Description	Contracted Credits	Amortized Credits	Loan Charge-Offs	Loan Recoveries	Renegotiated Credits
00.1.4.00.00.00	Private Sector	18,756,329.80	19,135,195.72	247,013.01	43,733.00	156,789.49
00.1.4.01.00.00	Agricultural	328,719.37	200,723.51	-	-	-
00.1.4.02.00.00	Manufacturing	4,052,958.50	3,735,637.67	129,380.70	4,369.71	11,154.94
00.1.4.03.00.00	Trade	3,407,875.68	3,170,073.18	30,089.05	2,327.60	17,095.23
00.1.4.04.00.00	Financial Services	5,484,255.16	6,628,272.42	116.81	35.37	575.79
00.1.4.05.00.00	Other Services	2,629,122.61	3,050,386.62	40,954.35	14,319.66	22,648.08
00.1.4.06.00.00	Individuals	2,581,206.02	2,242,014.17	38,653.60	21,679.86	103,842.17
00.1.4.07.00.00	Residential Construction Loans	272,192.46	108,088.15	7,818.50	1,000.80	1,473.28
00.1.5.00.00.00	Foreign Clients	64.26	64.02	-	-	-
00.1.0.00.00.00	Total	18,756,394.06	19,135,259.74	247,013.01	43,733.00	156,789.49

7021 - GEOGRAPHICAL DISTRIBUTION OF LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Demand Deposits		Time Deposits
		Private Sector		Private Sector
Code	Description	Private companies	Individuals	Private companies	Individuals
00.0.1.01.00.00	Local	1,600,587.06	115,153.86	12,959,520.53	3,500,606.09
00.0.1.01.01.00	The North	19,034.64	778.07	24,856.53	29,220.54
00.0.1.01.02.00	The Northeast	92,560.07	4,761.44	477,365.41	281,283.40
00.0.1.01.03.00	The Southeast	1,296,205.76	97,762.94	11,509,689.05	2,774,842.06
00.0.1.01.04.00	The Middle-west	40,940.24	3,575.17	177,743.81	65,153.32
00.0.1.01.05.00	The South	151,846.35	8,276.24	769,865.73	350,106.77
00.0.1.02.00.00	Abroad	310,596.17	256.50	303,133.21	-
00.0.1.00.00.00	Total	1,911,183.23	115,410.36	13,262,653.74	3,500,606.09

		Savings Deposits
		Private Sector
Code	Description	Private companies	Individuals	Lending Operation Portfolio
00.0.1.01.00.00	Local	128,773.48	5,027,713.26	18,531,847.39
00.0.1.01.01.00	The North	1,328.54	52,743.42	77,577.96
00.0.1.01.02.00	The Northeast	6,449.79	371,302.05	784,687.12
00.0.1.01.03.00	The Southeast	101,671.28	3,983,976.15	15,291,426.42
00.0.1.01.04.00	The Middle-west	7,379.60	130,643.47	490,772.69
00.0.1.01.05.00	The South	11,944.27	489,048.17	1,887,383.20
00.0.1.02.00.00	Abroad	-	-	2,325,642.70
00.0.1.00.00.00	Total	128,773.48	5,027,713.26	20,857,490.09

7022 - RISK LEVEL OF LENDING OPERATIONS PORTFOLIO

		Amounts by Risk Level
Code	Description	AA	A	B	C	D
00.0.0.01.01.00	Hot-money	4,098.42	6,196.37	6,600.85	2,268.37	-
00.0.0.01.02.00	Loans	2,590,983.13	1,459,671.89	1,263,769.38	778,287.29	594,361.60
00.0.0.01.03.00	Discounted Loans, Notes and Bills	34,595.48	90,591.61	31,936.64	78,195.47	1,396.14
00.0.0.01.04.00	Overdraft Loans	112,426.86	222,073.11	144,442.63	26,685.06	131,100.32
00.0.0.01.05.00	Individual Loans	323,245.49	240,196.73	131,477.81	31,636.14	6,626.55
00.0.0.01.06.00	Individual Financing	165,614.66	568,412.49	64,859.61	45,438.80	17,287.30
00.0.0.01.07.00	Advances on Exchange Contracts (before export)	698,974.39	519,972.51	105,205.80	139,238.11	2,092.87
00.0.0.01.08.00	Advances on Exchange Contracts (after export)	328,844.49	110,257.60	28,404.64	97,743.39	381.43
00.0.0.01.09.00	Vendor	200,964.08	54,668.78	39,998.99	27,328.22	19.37
00.0.0.01.10.00	Purchase Financing	92,275.77	147,615.56	50,724.02	28,737.96	33.22
00.0.0.01.11.00	Agricultural	465,355.99	159,287.66	99,848.84	18,079.19	13,706.10
00.0.0.01.12.00	Real Estate Loans	729,805.87	-	46,213.91	21,125.85	11,330.44
00.0.0.01.15.00	Other Financing	3,182,635.63	1,998,380.87	587,154.31	491,072.35	14,243.47
00.0.0.01.19.00	Other Loans	65,300.40	36,584.79	120,788.37	23,465.00	6,978.05
00.0.0.01.00.00	Total	8,995,120.66	5,613,909.97	2,721,425.80	1,809,301.20	799,556.86

		Amounts by Risk Level
							Total
Code	Description	E	F	G	H	Total	Guaranteed

00.0.0.01.01.00	Hot-money	-	-	-	20.63	19,184.64	-
00.0.0.01.02.00	Loans	154,042.03	118,518.16	69,878.68	298,606.13	7,328,118.29	810,020.23
00.0.0.01.03.00	Discounted Loans, Notes and Bills	763.15	651.53	121.41	1,662.20	239,913.63	146,181.42
00.0.0.01.04.00	Overdraft Loans	1,162.09	24.44	-	-	637,914.51	-
00.0.0.01.05.00	Individual Loans	4,938.36	4,667.09	4,573.67	24,638.56	772,000.40	-
00.0.0.01.06.00	Individual Financing	9,196.88	6,210.59	5,758.87	13,512.06	896,291.26	889,993.81
00.0.0.01.07.00	Advances on Exchange Contracts (before export)	-	1,873.58	35.15	9.77	1,467,402.18	82,369.92
00.0.0.01.08.00	Advances on Exchange Contracts (after export)	-	528.38	1.11	186.86	566,347.90	31,790.90
00.0.0.01.09.00	Vendor	-		-	-	322,979.44	-
00.0.0.01.10.00	Purchase Financing	-	250.87	-	-	319,637.40	-
00.0.0.01.11.00	Agricultural	33,414.61	727.72	1,948.21	39,784.33	832,152.65	741,492.22
00.0.0.01.12.00	Real Estate Loans	5,315.16	6,503.69	4,204.57	14,760.40	839,259.89	825,879.17
00.0.0.01.15.00	Other Financing	11,801.27	22,395.89	26,286.85	11,401.57	6,345,372.21	4,213,129.34
00.0.0.01.19.00	Other Loans	538.99	2,723.07	11,319.32	3,217.70	270,915.69	64,209.83
00.0.0.01.00.00	Total	221,172.54	165,075.01	124,127.84	407,800.21	20,857,490.09	7,805,066.84

7023 - LENDING OPERATIONS PORTFOLIO BY INDEX

Code	Description	Fixed Rate	Interbank Deposit Interest Rate	Floating Reference Rate/Basic Financial Rate	Dollar	Other

00.0.0.01.01.00	Lending Operations	6,774,108.04	2,828,732.82	969,719.22	4,687,455.16	3,292,809.07
00.0.0.01.03.00	Other	105,340.72	118,752.63	4,813.58	2,039,560.19	36,198.66
00.0.0.01.00.00	Total	6,879,448.76	2,947,485.45	974,532.80	6,727,015.35	3,329,007.73

7024 - CREDIT ASSIGNMENT

		Financial Institutions		Securitization Companies

Code	Description	Related Parties	Non-Related Parties	Related Parties	Non-Related Parties

00.0.0.01.02.00	Assignment of loan without
	co-obligation	-	-	-	25,121.09
00.0.0.01.00.00	Total	-	-	-	25,121.09

7025 - LENDING OPERATIONS PORTFOLIO BY AMOUNT AND RISK LEVEL

		AA		A		B

Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	1,435.88	1,030,213.84	1,755.84	1,272,047.47	532.67	398,687.10
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	14.03	191,577.97	19.62	267,807.55	5.80	80,591.94
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	9.7	318,613.97	7.17	216,595.02	2.53	79,828.18
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	4.78	329,184.78	1.83	130,888.04	1.01	71,980.10
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	3.30	646,491.46	1.72	361,103.42	0.91	185,549.23
00.0.0.01.06.00	Over to R$ 500,000.00	1.61	6,479,038.64	0.83	3,365,468.47	0.44	1,904,789.25
00.0.0.01.00.00	Total	1,469.30	8,995,120.66	1,787.01	5,613,909.97	543.36	2,721,425.80

		C		D		E

Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	237.93	239,543.96	70.89	112,185.16	42.39	64,364.19
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	3.95	53,830.08	2.48	33,942.50	1.18	16,117.40
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	1.61	48,596.45	0.94	27,849.82	0.47	13,601.68
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.93	64,205.27	0.21	14,375.58	0.1	7,239.96
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.65	137,513.32	0.16	30,501.39	0.06	12,206.26
00.0.0.01.06.00	Over to R$ 500,000.00	0.28	1,265,612.12	0.05	580,702.41	0.01	107,643.05
00.0.0.01.00.00	Total	245.35	1,809,301.20	74.73	799,556.86	44.21	221,172.54

		F		G		H

Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	36.17	53,350.86	32.91	46,706.85	117.02	117,718.49
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	0.95	12,928.58	0.82	11,207.20	1.64	22,563.21
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	0.36	10,674.01	0.31	9,068.75	0.73	21,155.66
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.07	4,883.12	0.09	5,969.72	0.21	14,637.76
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.05	8,951.43	0.04	8,138.99	0.1	19,286.48
00.0.0.01.06.00	Over to R$ 500,000.00	0.02	74,287.01	0.01	43,036.33	0.04	212,438.61
00.0.0.01.00.00	Total	37.62	165,075.01	34.18	124,127.84	119.74	407,800.21

7026 - FIXED ASSETS

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter

00.0.1.01.00.00	Furniture and Equipment	1,305.09	106.17	124.03	1,287.23
00.0.1.02.00.00	Property and Equipment in Process	39.26	1,133.09	1,127.92	44.43
00.0.1.03.00.00	Land and Buildings in Use	90,550.05	3,023.55	1,313.71	92,259.89
00.0.1.03.01.00	Land and Buildings	90,550.05	3,023.55	1,313.71	92,259.89
00.0.1.04.00.00	Furniture and Equipment	70,529.50	3,323.89	3,580.86	70,272.53
00.0.1.05.00.00	Other	208,832.45	3,235.69	18,017.48	194,050.66
00.0.1.00.00.00	Total	371,256.35	10,822.39	24,164.00	357,914.74

7027 - FUNDING BY MATURITY

		Maturity
Code	Description	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	More than 15 years

00.0.1.01.00.00	Deposits	7,184,376.84	3,444,690.58	5,094,336.95	9,645,689.22	62,393.76	-	-
00.0.1.01.01.00	Demand Deposits	2,026,593.59	-	-	-	-	-	-
00.0.1.01.02.00	Time Deposits	-	2,853,961.30	4,602,609.52	9,244,295.24	62,393.76	-	-
00.0.1.01.03.00	Savings Deposits	5,156,486.74	-	-	-	-	-	-
00.0.1.01.04.00	Interbank Deposits	-	590,729.28	491,727.43	401,393.98	-	-	-
00.0.1.01.05.00	Foreign Deposits	1,296.51	-	-	-	-	-	-
00.0.1.02.00.00	Securities Sold Under Repurchase Agreements	-	6,811,633.77	592,685.49	-	-	-	-
00.0.1.03.00.00	Local Borrowings	-	90.05	267.96	387.05	387.05	149.56	-
00.0.1.04.00.00	Foreign Borrowings	-	1,143,353.75	2,247,739.69	366,946.43	15,469.70	12,719.88	-
00.0.1.05.00.00	Local Onlendings	-	455,513.22	992,150.39	1,644,481.27	867,290.64	695,985.74	14,270.36
00.0.1.06.00.00	Foreign Onlending	-	9,667.46	23,664.12	92,381.44	88,455.44	50,588.06	-
00.0.1.08.00.00	Subordinated Debt	-	22,991.32	-	-	-	847,424.87	-
00.0.1.00.00.00	Total	7,184,376.84	11,887,940.15	8,950,844.60	11,749,885.41	1,033,996.59	1,606,868.11	14,270.36

7028 – OPERATIONAL LIMITS

		Unibanco			Unibanco Financial Group			Unibanco Financial Economic Group
Code	Description	Required	Situation	Excess/ Deficiency	Required	Situation	Excess/ Deficiency	Required	Situation	Excess/ Deficiency

00.0.0.01.0.0	Required
	Stockholders’
	Equity Compatible
	with the Degree of
	Risk of Assets
	(Brazil index)	-	-	-	5,101,257.65	8,036,422.08	2,935,164.43	5,495,719.46	8,667,985.66	3,172,266.20
00.0.0.01.01.00	Credit Risk	-	-	-	5,018,681.35	-	-	5,412,967.66	-	-
00.0.0.01.03.00	Interest Rate Market
	Risk	-	-	-	82,576.30	-	-	82,751.80	-	-
00.0.0.02.00.00	Fixed Assets Ratio	-	-	-	3,998,021.11	3,692,494.24	305,526.87	4,313,803.74	3,380,520.02	933,283.72
00.0.0.03.00.00	Minimum Regulatory
	Stockholders' Equity
	Required	748,480.00	7,584,806.51	6,836,326.51	-	-	-	-	-	-
00.0.0.04.00.00	Minimum Regulatory
	Capital Required	748,480.00	3,690,601.81	2,942,121.81	-	-	-	-	-	-

7029 - MAIN BRANCHES FINANCIAL INFORMATION

Item	Branch Code	Branch Name	Assets	Liabilities	Net Income (Loss) for the Period

					(+/-)
1	5385500	Patriarca	48,622,128.16	48,742,051.85	(119,923.68)
2	80026000	Ilhas Cayman/Grand Cayman	7,354,329.32	7,336,227.10	18,102.22
3	80085500	Nassau/Bahamas	5,237,529.16	5,167,456.87	70,072.29
4	8902700	Business Center Paulista	1,733,453.29	1,795,434.87	(61,981.58)
5	9631700	Business Center Rio	659,971.07	675,551.46	(15,580.38)
6	9607400	Business Center Santo Amaro	523,667.00	543,900.21	(20,233.21)
7	14198300	Santos Dumont	330,490.43	345,282.77	(14,792.34)
8	5733800	Carijós	270,465.83	282,595.20	(12,129.37)
9	3331500	Sete de Setembro	227,317.19	234,570.17	(7,252.98)
10	14465600	Marechal – Curitiba	211,575.13	213,713.21	(2,138.09)

7030 - CHARGES AND TAXES

Code	Description	Total

00.0.0.01.01.00	Social Security	60,640.49
00.0.0.01.02.00	Private Retirement	301.54
00.0.0.01.03.00	FGTS (Government Severance Indemnity Fund for Employees)	17,957.15
00.0.0.01.05.00	Compensation for Hired Employees	8,220.49
00.0.0.01.06.00	Labor Insurance Claims Premiums	1,967.86
00.0.0.01.07.00	Other Employees Benefits	45,127.65
00.0.0.01.00.00	TOTAL CHARGES	134,215.18
00.0.0.02.01.00	IOF (Tax on Financial Operations)	47,075.92
00.0.0.02.02.00	Income Taxes	200,276.52
00.0.0.02.03.00	CPMF (Tax on Financial Debts on Demand Accounts)	304,114.37
00.0.0.02.04.00	PIS/PASEP (Employee’s Profit Participation Program)	6,644.83
00.0.0.02.05.00	Taxes for Social Security Financing	34,705.72
00.0.0.02.06.00	ISS (Municipal Services Tax)	12,115.04
00.0.0.02.07.00	Other	10,335.49
00.0.0.02.00.00	TOTAL TAXES	615,267.89

7031 – CORRESPONDENT BANKS TRANSACTIONS

		For the Reference Quarter
Code	Description	Quantity (by thousand)	Transaction

00.0.0.01.01.00	Demand Deposits	281,427.00	2,041,842.76
00.0.0.01.06.00	Collections	43,677.00	70,700.47
00.0.0.01.00.00	Total	325,104.00	2,112,543.23

7032 - CHANGES ON CLIENT DEMAND ACCOUNTS BY CHECK AND ELECTRONIC TRANSACTIONS

Code	Description	Quantity (in Unit)	Transaction

00.0.1.01.00.00	Clearing Check	32,286,506	14,296,889.94
00.0.1.01.01.00	Conventional System	33,342	23,221.61
00.0.1.01.02.00	Electronic System	32,253,164	14,273,668.33
00.0.1.02.00.00	Electronic Draft	80,588	47,771.76
00.0.1.03.00.00	Electronic Transfers	373,875	605,779.01
00.0.1.04.00.00	Electronic Collection	19,376,617	13,467,561.24
00.0.1.00.00.00	Total	52,117,586	28,418,001.95

7033 – INDEPENDENT AUDITORS’ SPECIAL REVIEW REPORT

To the Stockholders and Board of Directors of
Unibanco - União de Bancos Brasileiros S.A.
São Paulo - SP

1.

We have reviewed the accompanying quarterly financial information (Parent Company and Consolidated) of Unibanco - União de Bancos Brasileiros S.A. as of and for the quarter ended September 30, 2003, consisting of the balance sheet and the related statements of income, changes in stockholders' equity and changes in financial position, as well as the accounting information included in schedules 7014, 7016 to 7019, 7023 to 7027, 7029, 7030 and 7034 to 7039 for the quarter then ended. These financial statements and the accounting information included in the above-mentioned schedules are the responsibility of the Bank's management.

2.

Our review was conducted in accordance with specific rules established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Accounting Council, and consisted, principally, of: (a) inquiries of Bank and subsidiaries’ personnel in charge of the accounting, financial and operating areas about the criteria adopted in preparing the quarterly financial information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Bank and its subsidiaries.

3.

Based on our review, we are not aware of any material modifications that should be made to the quarterly financial information referred to above in order for them to be in conformity with accounting practices adopted in Brazil and specific standards issued by the Central Bank of Brazil, specifically applied to the preparation of the quarterly financial information.

4.

The Quarterly Financial Information - IFT also includes supplemental accounting information required by the Central Bank of Brazil regarding the combined financial statements called "Financial Group" and "Financial Economic Group (CONEF)", consisting of the combined balance sheet as of September 30, 2003 of the Financial Group and of the Financial Economic Group (CONEF) and the related combined statements of income and changes in financial position for the quarter then ended, as included in schedules 7011 and 7012, of the Financial Group. The same review procedures stated in Paragraph 2 were applied to these combined financial statements and, based on our review, we are not aware of any material modifications that should be made to these combined financial statements in order for them to be in conformity with rules issued by the Central Bank of Brazil.

5.

The purpose of the review of the Quarterly Financial Information was to issue a report on the accounting information included on the quarterly financial information referred in Paragraph 1, taken as a whole. Schedules 7020 to 7022, 7028, 7031 and 7032, included in the quarterly financial information, are intended to provide supplemental information on the Bank as required by the Central Bank of Brazil and are not required to be an integral part of the financial statements. The accounting information included on these schedules were subjected to the same review procedures as stated in Paragraph 2 and, based on our review, we are not aware of any material modifications that should be made to the schedules in order for them to be in accordance with the quarterly financial information referred to in Paragraph 1, taken as a whole.

6.	This quarterly financial information has been translated into English solely for the convenience of the readers.

São Paulo, November 7, 2003

DELOITTE TOUCHE TOHMATSU	Osmar Aurélio Lujan
Auditores Independentes	Engagement Partner
CRC No. 2 SP 011609/O-8	CRC n°. 1 SP 160203/O-1

7034 - PROVISIONS

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter

00.0.0.01.00.00	ASSETS	1,061,123.31	202,644.05	250,126.23	1,013,641.13
00.0.0.01.06.00	Lending Operations	1,013,011.89	193,164.63	249,239.57	956,936.95
00.0.0.01.08.00	Other Credits	21,852.13	9,479.42	135.93	31,195.62
00.0.0.01.09.00	Investments	26,259.29	-	750.73	25,508.56
00.0.0.04.00.00	LIABILITIES	747,010.40	83,694.60	102,411.53	728,293.47
00.0.0.04.03.00	Labor Contingencies	391,288.63	43,620.09	17,106.76	417,801.96
00.0.0.04.04.00	Other Civil Contingencies	148,535.24	39,352.38	6,308.87	181,578.75
00.0.0.04.05.00	Other Contingencies	207,186.53	722.13	78,995.90	128,912.76

7035 - CAPITAL

Code	Description	Number of Shares (thousand)

00.0.1.00.00.00	Shares	140,885,833.32
00.0.1.01.00.00	Capital	137,611,422.08
00.0.1.01.01.00	Common Shares - Local Residents	75,194,930.97
00.0.1.01.02.00	Common Shares - Foreign Residents	370,885.88
00.0.1.01.03.00	Preferred Shares - Local Residents	16,244,125.13
00.0.1.01.04.00	Preferred Shares - Foreign Residents	45,801,480.10
00.0.1.02.00.00	Treasury Shares	3,274,411.24
00.0.1.02.02.00	Preferred Shares	3,274,411.24

7036 - CASH DIVIDENDS PAID

Item	Approval Date	Kind of Remuneration	Beginning of Payment	Share	Remuneration per Share/Quota

1	July 21, 2003	2	July 31, 2003	1	0.000001361100000
2	July 21, 2003	2	July 31, 2003	2	0.000001497200000

7037 - CHANGES ON CAPITAL IN THE REFERENCE PERIOD

Not Applicable.

7038 - COMMITMENTS AND GUARANTEES

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter
00.0.0.01.00.00	Guarantees Provided	3,673,318.22	285,519.11	370,336.76	3,588,500.57
00.0.0.01.01.00	Financial Institutions Authorized to Operate by Brazilian Central Bank	79,509.99	4,866.86	-	84,376.85
00.0.0.01.02.00	Individuals and Non-Financial Companies	576,575.11	71,814.80	51,503.45	596,886.46
00.0.0.01.03.00	Others	3,017,233.12	208,837.45	318,833.31	2,907,237.26
00.0.0.02.00.00	Co-Obligation for Credit Assignment	5,464.83	41.43	-	5,506.26
00.0.0.02.01.00	Financial Institutions Authorize to Operate by Brazilian Central Bank	5,464.83	41.43	-	5,506.26

7039 - ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

Code	Description	Head Office and Local Branches	Foreign Branches	Total

00.0.0.01.00.00	ASSETS	2,374,384.39	6,918,553.25	9,292,937.64
00.0.0.01.01.00	Cash And Due From Banks	70,944.63	30,061.65	101,006.28
00.0.0.01.02.00	Marketable Securities	-	2,941,636.13	2,941,636.13
00.0.0.01.03.00	Lending Operations	-	2,229,611.09	2,229,611.09
00.0.0.01.04.00	Other Credits	2,303,439.76	1,717,244.38	4,020,684.14

00.0.0.04.00.00	LIABILITIES	3,150,152.82	7,055,224.50	10,205,377.32
00.0.0.04.01.00	Deposits	3,256.98	1,479,435.50	1,482,692.48
00.0.0.04.02.00	Other Funding	1,187,881.06	2,816,882.09	4,004,763.15
00.0.0.04.03.00	Borrowings	1,959,014.78	2,151,235.59	4,110,250.37
00.0.0.04.07.00	Subordinated Debt	-	607,671.32	607,671.32
		By Currency
Code	Description	Dollar	Euro	Pound	Swiss Franc	Yen	Other

00.0.0.01.00.00	ASSETS	8,705,967.98	309,026.36	38,885.89	10,417.30	218,943.19	9,696.92
00.0.0.01.01.00	Cash And Due From Banks	66,150.01	17,479.72	2,427.26	3,861.86	1,521.37	9,566.06
00.0.0.01.02.00	Marketable Securities	2,874,688.28	66,947.85	-	-	-	-
00.0.0.01.03.00	Lending Operations	2,013,637.73	-	-	-	215,973.36	-
00.0.0.01.04.00	Other Credits	3,751,491.96	224,598.79	36,458.63	6,555.44	1,448.46	130.86

00.0.0.04.00.00	LIABILITIES	9,093,946.77	655,750.73	299,391.71	17,611.90	82,538.15	56,138.06
00.0.0.04.01.00	Deposits	1,473,684.50	9,007.66	-	-	-	0.32
00.0.0.04.02.00	Other Funding	3,121,983.84	560,721.18	298,845.31	3,259.21	2,402.64	17,550.97
00.0.0.04.03.00	Borrowings	3,890,607.11	86,021.89	546.40	14,352.69	80,135.51	38,586.77
00.0.0.04.07.00	Subordinated Debt	607,671.32	-	-	-	-	-

7040 - COMMENTS ON PERFORMANCE AND PROSPECTS

Net Income and Stockholders’ Equity

Operating income for the nine-month period ended September 30, 2003, amounted to R$1,451 million, reflecting a 68.6% growth compared to the nine-month period ended September, 2002. Operating income for the quarter reached R$428 million.

The net income for the nine-month period ended September 30, 2003, stood at R$761 million. The 17.3% US dollar devaluation for the nine-month period ended September 30, 2003, resulted in a foreign exchange rate fluctuation on investments abroad, which is non-deductible. As a consequence, the income tax and social contribution expenses increased.

Assets

Unibanco’s consolidated total assets reached R$68,066 million on September 30, 2003. Of this total, R$26,350 million were loans, R$15,762 million were marketable securities and derivative financial instruments - issued primarily by the federal government -, and R$10,915 million were interbank investments.

Loan Portfolio

In September 2003, the consolidated loan portfolio stood at R$26,624 million.

The credit portfolio in the Wholesale segment, including Private Banking, posted a growth of 1.8% in the quarter. Credit operations indexed to the US dollar increased to US$2.1 billion in September 2003.

For the quarter, a reclassification of a company from mid-sized to large, with R$95 million balance, led to a drop in the balance for mid-sized companies.

Allowance for Loan Losses

As of September 2003, the balance for the consolidated allowance for loan losses totaled R$1,537 million, representing 5.8% of the portfolio.

This allowance was composed of:

  R$631 million according to Resolution 2682, related to overdue credits;
  R$674 million according to risk parameters of Resolution 2682, related to falling due credit;
  R$232 million based on more conservative percentages than those required by the Regulatory Authority.

In September 2003, the D-H portfolio over total loan portfolio ratio was 8.6% in the quarter.

The better quality of the portfolio is also reflected by an improvement in the “net write-off over total loans” ratio. In the third quarter of 2003 the rate reached 1.0%.

Funding

On September 30, 2003, Unibanco’s overall funding reached R$78,340 million, including R$24,336 million in investment funds and assets under management. Total local and foreign funding reached to R$54,004 million on September 30, 2003.

Total deposits, in local and foreign currencies, posted a 4.2% increase during the quarter, well above the 1.7% for the industry, according to the Brazilian Central Bank preliminary figures.

Funds and portfolios managed by UAM – Unibanco Asset Management, ended September 2003 with R$24,336 million.

Funding in foreign currency totaled R$13,202 million at the end of September 2003, mainly due to the appreciation of the Real during the period.

In 2003, up to October, Unibanco raised approximately US$1 billion in funding through eight issuances of Eurobonds and one securitization transaction. Such funds raising presented decreasing costs and longer duration over the period.

In June 2003, Unibanco launched a securitization transaction in the amount of US$225 million. The securitized assets were US dollar Payment Orders received and processed by Unibanco through its correspondent banks. The issuance will mature on July 15, 2009 and had two tranches, Series 2003-1 Notes with quarterly payments at US Dollar LIBOR plus spread of 425 bps, and Series 2003-2 Notes with quarterly payments at 6.15% per annum.

Deferred Tax Assets

The deferred tax assets totaled R$2,507 million in September 2003.

Capital Adequacy and Fixed Assets Ratio

The BIS ratio stood at 17.3%, well above the minimum required by the Brazilian Central Bank of 11%.

In September 2003, fixed asset ratio stood at 46.2%.

Performance Overview

Results

Operating income for the nine-month period ended September 30, 2003 stood at R$1,451 million.

Investments abroad totaled R$2.8 billion in September 2003. During the course of the third quarter of 2003, these investments were 100% hedged, neutralizing the foreign exchange rate fluctuation for the third quarter of 2003.

During the nine-month period ended September 30, 2003, Unibanco’s investments abroad were reduced by the payment of dividends, in the amount of US$320 million. In October 2003, an additional US$ 115 million in dividends were paid.

Fees from Services Rendered

In the third quarter of 2003, total fees amounted to R$702 million.

The third quarter of 2003 banking fees totaled R$370. The growth was due to an increase in Unibanco’s customer base, with a higher client activation rate, and a larger number of products per client.

Fee revenues from the credit card business reached R$250 million in the third quarter of 2003.

Fee revenues from assets under management totaled R$82 million in the third quarter of 2003.

The ratio of fee revenue over administrative and personnel expenses is used as an efficiency indicator for the conglomerate. This ratio, which measures recurrent revenues and expenses, increased to 61.4% in the nine-month period ended September 30, 2003. The third quarter of 2003 figure decreased when compared to other periods mainly because of the collective bargaining agreement (fully accounted in September).

Personnel and Administrative Expenses

In the third quarter of 2003, total personnel and administrative expenses grew R$84 million, while personnel expenses, posted a growth of R$70 million.

In the quarter, administrative expenses grew R$14 million.

Tax Expenses

The Cofins tax rate (Contribution for the Financing of Social Security) for financial companies increased from 3% to 4% in September 2003. The impact on that month’s tax expenses amounted to R$8 million. In February 2004, new regulation applicable to non-financial companies will come into effect increasing Cofins tax rate from 3% to 7.6%. The impact of this is still being analyzed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 2, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Chief Financial Officer

By:	/s/ Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Chief Executive Officers